Filed Pursuant to Rule 424(b)(5)
Registration File No. 333-136631
PROSPECTUS SUPPLEMENT
(To Prospectus dated August 15, 2006)
$250,000,000
Cintas Corporation No. 2
6.15% Senior Notes due 2036

          Cintas Corporation No. 2 is offering $250,000,000 of its 6.15% senior notes due 2036.
      Interest on the notes will be payable on February 15 and August 15 of each year, beginning on February 15, 2007. The notes will mature on August 15, 2036. We may redeem all or part of the notes at any time by paying a specified make-whole price.
      The notes will be senior unsecured debt of ours and will rank equally with all of our other existing and future senior unsecured debt. The notes will be unconditionally guaranteed, jointly and severally, by Cintas Corporation and certain of its subsidiaries.
      The notes will not be listed on any securities exchange.
      Investing in the notes involves risks that are described in the “Risk Factors” section beginning on page S-5 of this prospectus supplement.
       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note	Total

Public offering price(1)	99.352%	$248,380,000
Underwriting discount	0.750%	$1,875,000
Proceeds, before expenses, to Cintas No. 2	98.602%	$246,505,000

(1)	Plus accrued interest, if any, from August 22, 2006, if settlement occurs after that date.
      The underwriters expect to deliver the notes in book entry form through The Depository Trust Company on or about August 22, 2006.
Sole Book-Running Manager
KeyBanc Capital Markets
Co-Managers
Goldman, Sachs & Co.

JPMorgan

Lazard Capital Markets

NatCity Investments, Inc.

Wells Fargo Securities
The date of this prospectus supplement is August 17, 2006

PROSPECTUS SUPPLEMENT

      This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, utilizing a “shelf” registration process. Under this shelf registration process, we may, from time to time, sell the securities described in the accompanying prospectus in one or more offerings. You should read both this prospectus supplement and the accompanying prospectus together with additional information described under the heading “Where You Can Find More Information; Incorporation of Documents by Reference.”
      We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer and sale is not permitted. You should not assume that the information in this prospectus supplement, the accompanying prospectus or in any document incorporated by reference is accurate as of any date other than the date on the front of the applicable document. Our business, financial condition, results of operations and prospects may have changed since those dates.

i

SUMMARY
      The following summary is qualified in its entirety by the more detailed information included elsewhere in or incorporated by reference into this prospectus supplement and accompanying prospectus. Because this is a summary, it may not contain all the information that may be important to you. You should read this prospectus supplement and the accompanying prospectus, as well as the information incorporated by reference, in their entirety before making an investment decision.
      In this prospectus supplement, unless stated otherwise or the context otherwise requires, references to:

•	“Cintas” refers to Cintas Corporation and its consolidated subsidiaries, including Cintas Corporation No. 2;

•	“we,” “us,” “our” and “Cintas No. 2” refer to Cintas Corporation No. 2, a wholly-owned subsidiary of Cintas Corporation and the issuer of the notes;

•	“subsidiary guarantors” refers to Cintas Corporation’s directly and indirectly wholly-owned subsidiaries, excluding Cintas Corporation No. 2, that are guarantors of Cintas No. 2’s revolving credit facility, have been organized under the laws of any jurisdiction within the United States and guarantee the notes; and

•	“guarantors” refers to Cintas Corporation and the subsidiary guarantors, as guarantors of the notes.
Cintas
      Cintas provides highly specialized products and services to businesses of all types throughout the United States and Canada. Cintas’ products and services are designed to enhance its customers’ images and brand identification as well as provide a safe and efficient workplace. Cintas was founded in 1968 by Richard T. Farmer, Chairman of the Board, when he left his family’s industrial laundry business in order to develop uniform programs using an exclusive new fabric. In the early 1970s, Cintas acquired the family industrial laundry business. Over the years, Cintas developed additional products and services that complemented its core uniform business and broadened the scope of products and services available to its customers.
      The products and services provided by Cintas are as follows:

•	Uniforms and Apparel

•	Mats, Mops and Towels

•	Restroom and Hygiene Service

•	First Aid and Safety

•	Fire Protection

•	Branded Promotional Products

•	Document Shredding and Storage

•	Cleanroom Resources

•	Flame Resistant Clothing
      These products and services are provided to over 700,000 businesses all of types — from small service and manufacturing companies to major corporations that employ thousands of people. No individual customer accounts for greater than one-half of one percent of Cintas’ total revenues. As a result, the loss of one account would not have a significant financial impact on Cintas.
      Cintas classifies its business into two operating segments, Rentals and Other Services, based on the similar economic characteristics of the products and services within each segment. The Rentals operating segment reflects the rental and servicing of uniforms and other garments, mats, mops and shop towels. In addition to these rental items, Cintas also provides restroom and hygiene products and services within this segment. The Other Services operating segment consists of the direct sale of uniforms and related items, first aid, safety and fire protection products and services, document management services and branded promotional products.
      Cintas No. 2 is the principal operating subsidiary of Cintas. The revenues and assets of Cintas No. 2 comprised approximately 89% of Cintas’ total revenues for fiscal year 2006 and 57% of Cintas’ total assets as of May 31, 2006.
      Cintas Corporation is a Washington corporation, and Cintas No. 2 is a Nevada corporation. We are an indirect wholly-owned subsidiary of Cintas Corporation. Cintas Corporation’s and Cintas No. 2’s principal executive offices are located at 6800 Cintas Boulevard, P.O. Box 625737, Cincinnati, Ohio 45262-5737, and their telephone number at that address is (513) 459-1200. Cintas’ web site is located at www.cintas.com. Except for documents incorporated by reference into this prospectus, information included or available through Cintas’ web site does not constitute a part of this prospectus supplement or the prospectus.

The Offering
      The summary below describes the principal terms of the notes. Some of the terms and conditions described below are subject to important limitations and exceptions. See “Description of Notes” for a more detailed description of the terms and conditions of the notes.

Issuer	Cintas Corporation No. 2.

Guarantors	Cintas Corporation and the subsidiary guarantors.

Notes Offered	$250,000,000 aggregate principal amount of 6.15% senior notes due 2036.

Maturity	The notes will mature on August 15, 2036.

Interest Rate	The notes will bear interest from August 22, 2006 at a rate equal to 6.15% per year, payable semiannually.

Interest Payment Dates	February 15 and August 15 of each year.

Ranking	The notes will be senior unsecured debt of ours and will rank equally with all other existing and future senior unsecured debt of ours. The notes will effectively rank junior to any secured debt of ours, Cintas Corporation or any of the subsidiary guarantors to the extent of the assets securing such debt and to all debt and other liabilities of any subsidiary of Cintas Corporation other than the subsidiary guarantors. The guarantees are senior unsecured joint and several obligations of Cintas Corporation and each subsidiary guarantor and will rank equally with all other senior unsecured obligations of each such guarantor.

Optional Redemption	We may redeem some or all of the notes at any time at a price equal to the greater of 100% of the principal amount of the notes or a “make-whole” amount plus, in each case, any accrued interest to the date of redemption. The “make-whole” amount will be based on U.S. Treasury rates as specified under “Description of Notes — Optional Redemption.”

Offer to Repurchase	If we experience a change of control and the notes are rated below investment grade by Standard & Poor’s Ratings Services and Moody’s Investors Service, Inc., we must offer to repurchase all of the notes at a price equal to 101% of the principal amount plus accrued and unpaid interest to the repurchase date. See “Description of Notes — Offer to Repurchase Upon a Change of Control Repurchase Event.”

Certain Covenants	We will issue the notes under an indenture with the trustee and the guarantors. The indenture, among other things, limits our ability and the ability of Cintas Corporation and its other subsidiaries, to:

• incur certain liens;

• engage in sale-leaseback transactions; and

• in the case of us, Cintas Corporation and each Significant Subsidiary Guarantor (as defined below), merge or consolidate or sell all or substantially all of our or their assets.

You should read “Description of Notes” on page S-8 in this prospectus for additional information on these covenants.

Use of Proceeds	We intend to use the net proceeds of this offering to repay a portion of our outstanding commercial paper borrowings. See “Use of Proceeds.”

Risk Factors	See “Risk Factors” beginning on page S-5 of this prospectus supplement for important information regarding us and an investment in the notes.

Further Issuances	We will have the ability to “reopen” the series of notes offered hereby and issue additional notes of that series having the same terms, except with respect to the payment of interest accruing prior to the issue date of such further notes or except for the first payment of interest following the issue date of such further notes.

Governing Law	The indenture is governed by, and construed in accordance with, the laws of the State of New York.

RISK FACTORS
      In considering whether to purchase notes, you should carefully consider all of the information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus, including but not limited to Cintas Corporation’s Annual Report on Form 10-K for the year ended May 31, 2006 and other information which may be incorporated by reference into this prospectus supplement and the accompanying prospectus as provided under “Where You Can Find More Information; Incorporation of Documents by Reference.” You should carefully consider the information under “Forward-Looking Statements” and the risk factors set forth below and under the caption “Risk Factors” contained in Item 1A of Cintas Corporation’s Annual Report on Form 10-K for the year ended May 31, 2006.
The notes do not restrict our or the guarantors’ ability to incur additional debt, repurchase securities or to take other actions that could negatively impact holders of the notes.
      We and the guarantors are not restricted under the terms of the notes from incurring additional debt or repurchasing our securities. In addition, the indenture does not contain any covenants which require us or the guarantors to achieve or maintain any minimum financial results relating to our financial position or results of operations. Our and the guarantors’ ability to incur additional debt and take a number of other actions that are not limited by the terms of the notes could have the effect of diminishing our ability to make payments on the notes when due.
If we become insolvent, holders of secured debt would be paid first and would receive payments from assets used as security before you receive payments.
      The notes will not be secured by any of our assets or the assets of our subsidiaries. Although we only had secured debt in the aggregate amount of $6.3 million as of May 31, 2006, the indenture generally permits us to incur future secured debt up to specified limits. If we were to become insolvent, holders of any future secured debt would be paid first and would receive payments from the assets used as security before you receive any payments. You may therefore not be fully repaid if we become insolvent.
An active trading market for the notes may not develop.
      There is currently no active public market for the notes. The notes will not be listed on any securities exchange or included in any automated quotation system. If the notes are traded, they may trade at a discount, depending on prevailing interest rates, the market for similar securities, Cintas Corporation’s performance and other factors. We do not know whether an active trading market will develop for the notes. To the extent that an active trading market does not develop, the price at which you may be able to sell the notes, if at all, may be less than the price you pay for them.

USE OF PROCEEDS
      We estimate that the net proceeds from the offering of the notes, after deducting underwriting discounts and commissions and estimated offering expenses, will be approximately $246.2 million. We intend to use the net proceeds from the offering to repay a portion of our outstanding commercial paper borrowings. As of August 17, 2006, the total amount of commercial paper outstanding approximated $388.5 million, with a weighted average interest rate of approximately 5.28% and maturities ranging from August 18, 2006 through October 2, 2006. The proceeds from our outstanding commercial paper borrowings have been used for general corporate purposes, including acquisitions and share repurchases.
CAPITALIZATION
      The following table sets forth Cintas’ consolidated cash and cash equivalents and capitalization as of May 31, 2006 on an actual basis and as adjusted to reflect the sale of the notes and the use of the net proceeds as described in “Use of Proceeds.” The table should be read in conjunction with the more detailed information contained in the consolidated financial statements and notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in Cintas Corporation’s Annual Report on Form 10-K for the year ended May 31, 2006 incorporated by reference into this prospectus supplement.

		As
	Actual	Adjusted

	(in thousands)
Cash and cash equivalents	$38,914	$38,914

Long-term debt due within one year	$4,288	$4,288
Long-term debt:
5 1/8% Senior Notes due 2007	225,000	225,000
6% Senior Notes due 2012	225,000	225,000
Senior Notes offered hereby	—	250,000
Commercial paper(1)	333,500	87,297
Industrial development revenue bonds due 2015	3,948	3,948
Other	7,006	7,006

Total long-term debt due after one year	794,454	798,251

Total debt	798,742	802,539

Total shareholders’ equity:
Common stock	122,912	122,912
Retained earnings	2,304,280	2,304,280
Treasury stock	(381,613)	(381,613)
Other accumulated comprehensive income (loss):
Foreign currency translation	34,389	34,389
Unrealized gain on derivatives	9,150	9,150
Unrealized loss on available-for-sale securities	(1,155)	(1,155)

Total shareholders’ equity	2,087,963	2,087,963

Total capitalization	$2,886,705	$2,890,502

(1)	As of August 17, 2006, we had $388.5 million of outstanding commercial paper borrowings.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA
      The selected historical consolidated financial data set forth below is derived from the audited consolidated financial statements of Cintas Corporation as of and for the fiscal years ended May 31, 2006, 2005, 2004, 2003 and 2002. The following selected historical consolidated financial data should be read in conjunction with the more detailed information contained in the consolidated financial statements and notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in Cintas Corporation’s Annual Report on Form 10-K for the year ended May 31, 2006 incorporated by reference into this prospectus supplement.

	Year Ended May 31,

	2006	2005	2004	2003	2002

	(in thousands, except per share amounts and ratios)
Income Statement Data:
Revenue:
Rentals	$2,568,776	$2,363,397	$2,201,405	$2,101,785	$1,753,368
Other services	834,832	703,886	612,654	584,800	517,684

	3,403,608	3,067,283	2,814,059	2,686,585	2,271,052
Costs and expenses (income):
Cost of rentals	1,406,829	1,295,992	1,222,638	1,173,666	953,352
Cost of other services	541,987	466,532	404,929	393,711	360,330
Selling and administrative expenses	907,954	810,232	727,618	695,437	580,469
Interest income	(6,759)	(6,914)	(2,650)	(2,905)	(5,636)
Interest expense	31,782	24,448	25,101	30,917	10,952
Write-off of loan receivable	—	—	4,343	—	—

	2,881,793	2,590,290	2,381,979	2,290,826	1,899,467

Income before income taxes	521,815	476,993	432,080	395,759	371,585
Income taxes	194,637	176,475	159,875	146,506	137,334

Net income	$327,178	$300,518	$272,205	$249,253	234,251

Basic earnings per share	$1.95	$1.75	$1.59	$1.46	$1.38
Diluted earnings per share	$1.94	$1.74	$1.58	$1.45	$1.36

Balance Sheet Data (as of period end):
Working capital	$766,180	$810,063	$708,557	$572,705	$540,616
Total assets	$3,425,237	$3,059,744	$2,810,297	$2,582,946	$2,519,234
Total debt	$798,742	$472,591	$484,208	$536,014	$721,619
Total shareholders’ equity	$2,087,963	$2,104,135	$1,887,969	$1,646,332	$1,423,759
Total debt to total capitalization(1)	28%	18%	20%	25%	34%
Ratio of earnings to fixed charges	13.4x	15.2x	14.0x	11.0x	22.5x

(1)	Total debt to total capitalization is calculated by dividing the sum of total short- and long-term debt by the sum of total shareholders’ equity and total short- and long-term debt.

DESCRIPTION OF NOTES
      Set forth below is a description of the specific terms of the notes. This description supplements, and should be read together with, the description of the general terms and provisions of the debt securities, including the notes, set forth in the accompanying base prospectus under the caption “Description of Senior Debt Securities.” The following description does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the description of senior debt securities in the accompanying prospectus and the indenture. If the description of the notes in this prospectus supplement differs from the description of senior debt securities in the accompanying prospectus, the description of the notes in this prospectus supplement supersedes the description of senior debt securities in the accompanying prospectus.
      For purposes of this “Description of Notes” section, “Cintas” shall mean Cintas Corporation and shall not include Cintas No. 2 or the subsidiary guarantors.
General

The Notes
      The notes:

•	will be initially limited to an aggregate principal amount of $250,000,000;

•	will mature on August 15, 2036 unless we exercise our option to redeem the notes prior to their stated maturity;

•	will be issued in denominations of $1,000 and integral multiples of $1,000;

•	will be represented by one or more registered notes in global form, but in certain circumstances may be represented by notes in definitive form. See “— Book-Entry Settlement Procedures and Form;” and

•	will be unconditionally guaranteed, jointly and severally, as to payment of principal, premium, if any, and interest by Cintas and the subsidiary guarantors.

Interest
      Interest on the notes will:

•	accrue at the rate of 6.15% per annum;

•	accrue from August 22, 2006;

•	be payable semiannually in arrears on February 15 and August 15 of each year (each an interest payment date), commencing February 15, 2007;

•	be payable to the holders of record on the February 1 and August 1 (in each case whether or not a business day) immediately preceding the related interest payment date; and

•	be computed on the basis of a 360-day year comprised of twelve 30-day months.

Payment and Transfer
      Payment of principal of, and interest and premium, if any, on, any notes represented by one or more permanent global notes in definitive, fully registered form will be made to Cede & Co., the nominee for The Depository Trust Company (“DTC”), as the registered owner of the global notes by wire transfer of immediately available funds as described below under “— Book-Entry Settlement Procedures and Form.”
      Holders of certificated notes must surrender the notes to the paying agent to collect principal and interest payments at maturity. Principal, premium, if any, and interest on certificated notes will be payable at the office of the paying agent maintained for such purpose or, at our option, payment of principal, premium, if any, and interest may be made by check mailed to a holder’s registered address.

      If any interest payment date, redemption date or maturity date would otherwise be a day that is not a business day, the related payment of principal, premium, if any, and interest will be made on the next succeeding business day as if it were made on the date such payment was due, and no interest will accrue on the amounts so payable for the period from and after such date to the next succeeding business day. As used in this prospectus supplement, the term “business day” means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which commercial banks are authorized or required by law, regulation or executive order to close in New York City.
      The notes may be presented for registration of transfer or exchange at the office of the registrar for the notes or at any other office or agency maintained by us or the registrar for such purpose. Initially, the trustee will act as registrar for the notes. No service charge will be made for any registration of transfer or exchange of notes, but we may require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection therewith. We are not required to transfer or exchange any note selected for redemption or for a period of 15 days before a selection of notes to be redeemed.
      The registered holder of a note will be treated as the owner of it for all purposes.
Optional Redemption
      The notes may be redeemed, at our option, in whole or in part, at any time at a redemption price equal to the greater of:

•	100% of the principal amount of the notes to be redeemed; and

•	the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed (exclusive of interest accrued to the date of redemption) discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Rate plus 20 basis points plus accrued interest to the date of redemption.
      For purposes of determining the optional redemption price, the following definitions are applicable:
      “Treasury Rate” means, with respect to any redemption date for the notes,

•	the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the maturity date of the notes, yields for the two published maturities most closely corresponding to the Comparable Treasury Issuer will be determined and the Treasury Rate shall be interpolated or extrapolated from those yields on a straight line basis, rounding to the nearest month); or

•	if the release referred to in the previous bullet (or any successor release) is not published during the week preceding the calculation date or does not contain the yields referred to above, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that redemption date.
      The Treasury Rate will be calculated on the third business day preceding the redemption date.
      “Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the notes that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining terms of the notes.

      “Comparable Treasury Price” means, with respect to any redemption date:

•	the average of the Reference Treasury Dealer Quotations obtained by the trustee for such redemption date, after excluding the highest and lowest of four such Reference Treasury Dealer Quotations; or

•	if the trustee is unable to obtain at least four such Reference Treasury Dealer Quotations, the average of all Reference Treasury Dealer Quotations obtained by the trustee.
      “Independent Investment Banker” means KeyBanc Capital Markets, a division of McDonald Investments Inc., (and its successors) or, if such firm is unwilling or unable to select the applicable Comparable Treasury Issue, an independent investment banking institution of national standing appointed by the trustee and reasonably acceptable to us.
      “Reference Treasury Dealer” means KeyBanc Capital Markets, a division of McDonald Investments Inc., (and its successors) and three other primary U.S. government securities dealers in New York City selected by the Independent Investment Banker (each, a “Primary Treasury Dealer”); provided, however, that if any of the foregoing shall cease to be a Primary Treasury Dealer, we shall substitute therefor another Primary Treasury Dealer.
      “Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date for the notes, an average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue for the notes (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding such redemption date.
      On or after the redemption date, interest will cease to accrue on the notes or any portion thereof called for redemption (unless we default in the payment of the redemption price and accrued interest). Holders of notes to be redeemed will receive notice thereof by first-class mail at least 30 and not more than 60 days before the date fixed for redemption. If fewer than all of the notes are to be redeemed, the trustee will select the particular notes or portions thereof for redemption from the outstanding notes not previously called in such other manner as the trustee deems fair and appropriate.
      Except as set forth above, the notes will not be redeemable by us prior to maturity and will not be entitled to the benefit of any sinking fund.
Offer to Repurchase Upon a Change of Control Repurchase Event
      If a Change of Control Repurchase Event (defined below) occurs, unless we have otherwise exercised our right to redeem the notes, we will make an offer to each holder of notes to repurchase all or any part (equal to $1,000 or an integral multiple of $1,000) of that holder’s notes at a repurchase price in cash equal to 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest, if any, on the notes repurchased to the date of purchase. Within 30 days following any Change of Control Repurchase Event, we will mail a notice to each holder describing the transaction or transactions that constitute the Change of Control Repurchase Event and offering to repurchase the notes on the payment date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the indenture and described in such notice. We will comply with the requirements of Rule 14e-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control Repurchase Event. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control Repurchase Event provisions of the notes, we will comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations under the Change of Control Repurchase Event provisions of the notes by virtue of such conflict.

      On the Change of Control Repurchase Event payment date, we will, to the extent lawful:

•	accept for payment all notes or portions of notes properly tendered pursuant to our offer;

•	deposit with the paying agent an amount equal to the aggregate purchase price in respect of all notes or portions of notes properly tendered; and

•	deliver or cause to be delivered to the trustee the notes properly accepted, together with an officers’ certificate stating the aggregate principal amount of notes being purchased by us.
      The paying agent will promptly mail to each holder of notes properly tendered the purchase price for such notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new note equal in the principal amount to any unpurchased portion of the notes surrendered, if any; provided, that each new note will be in a principal amount of $1,000 or an integral multiple of $1,000.
      Except as described above with respect to a Change of Control Repurchase Event, the indenture does not contain provisions that permit you to require that we repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.
      We will not be required to make an offer to repurchase the notes upon a Change of Control Repurchase Event if a third party makes an offer in the manner, at the times and otherwise in compliance with the requirements for an offer made by us, and such third party purchases all notes properly tendered and not withdrawn under its offer.
      The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of our or Cintas’ properties or assets. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under New York law, which governs the indenture. Accordingly, the ability of a holder of notes to require us to repurchase any notes as a result of a sale, lease, transfer, conveyance, or other disposition of less than all of our or Cintas’ properties or assets may be uncertain.
      For purposes of the notes, the following definitions are applicable:
      “Below Investment Grade Rating Event” means the notes are rated below an Investment Grade Rating by each of the Rating Agencies on any date from the date of the public notice of an arrangement that could result in a Change of Control until the end of the 60-day period following public notice of the occurrence of the Change of Control (which 60-day period shall be extended so long as the rating of the notes is under publicly announced consideration for possible downgrade by any of the Rating Agencies).
      “Capital Stock” means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated) in the equity interests of such Person, including without limitation, (i) with respect to a corporation, common stock, preferred stock and any other capital stock, (ii) with respect to a partnership, partnership interests (whether general or limited), and (iii) with respect to a limited liability company, limited liability company interests.
      “Change of Control” means the occurrence of any of the following:

(1)	the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of Cintas No. 2’s and its subsidiaries’ properties or assets taken as a whole or all or substantially all of Cintas’ and its subsidiaries properties or assets taken as a whole to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) other than to Cintas, Cintas No. 2 or a subsidiary guarantor, as the case may be;

(2)	the adoption of a plan relating to the liquidation or dissolution of Cintas No. 2 or Cintas;

(3)	the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” (as defined above), other than Cintas No. 2 or a subsidiary guarantor, as the case may be, becomes the beneficial owner, directly or indirectly, of 50% or more of the total voting power of the Voting Stock of Cintas No. 2 or Cintas (for purposes of this clause (3), a Person shall be deemed to beneficially own the Voting Stock of a corporation that is beneficially owned (as defined above) by another corporation (a “parent corporation”) if such Person beneficially owns (as defined above) at least 50% of the aggregate voting power of all classes of Voting Stock of such parent corporation); or

(4)	the first day on which a majority of the members of the board of directors of Cintas are not Continuing Directors;
provided, that in connection with (a) the direct or indirect sale, transfer, conveyance or other disposition described in clause (1) above to Cintas, Cintas No. 2 or a subsidiary guarantor or (b) the consummation of any transaction described in clause (3) above with Cintas No. 2 or a subsidiary guarantor, all references in clauses (1) and (3) above to “Cintas No. 2” and “Cintas,” as applicable, shall henceforth be deemed to refer to the entity that acquires such properties or assets or the surviving entity of such merger or consolidation, as applicable.
      “Change of Control Repurchase Event” means the occurrence of both a Change of Control and a Below Investment Grade Rating Event.
      “Continuing Director” means, as of any date of determination, any member of the Cintas board of directors who:

(1)	was a member of the Cintas board of directors on the first date that any of the notes were issued; or

(2)	was nominated for election or elected to the Cintas board of directors with the approval of a majority of the directors in office at the time of such nomination or election (a) who were either members of the Cintas board of directors on the first date that any of the notes were issued or (b) whose nomination or election was so previously approved.
      “Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s and BBB-(or the equivalent) by S&P.
      “Moody’s” means Moody’s Investors Service, Inc.
      “Person” means any individual, corporation, partnership, association, joint venture, trust or any other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.
      “Rating Agency” means each of S&P and Moody’s, or if S&P or Moody’s or both shall not make a rating on the notes publicly available, a nationally recognized statistical rating agency or agencies, as the case may be, selected by us (as certified by a resolution of our board of directors) which shall be substituted for S&P or Moody’s, or both, as the case may be.
      “S&P” means Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc.
      “Voting Stock” means, with respect to any Person, the Capital Stock of such Person that is at the time entitled to vote generally in the election of the board of directors (or the equivalent) of such Person.
Further Issuances
      We may from time to time, without the consent of existing holders, create and issue further notes of this series, and such newly issued notes shall have the same interest rate, maturity and other terms as the notes. Additional notes issued in this manner will be consolidated with and will form a single series with the previously outstanding notes of such series.
Ranking
      The notes will be senior unsecured debt of ours and will rank equally with all other existing and future senior unsecured debt of ours. The notes will effectively rank junior to any secured debt of ours, Cintas or any of the subsidiary guarantors to the extent of the assets securing such debt and to all debt and other liabilities of any subsidiary of Cintas other than the subsidiary guarantors. The guarantees are senior unsecured joint and several obligations of Cintas and each subsidiary guarantor and will rank equally with all other senior unsecured obligations of Cintas and each such guarantor.
      At May 31, 2006, Cintas, Cintas No. 2, subsidiary guarantors and other subsidiaries had $0, $4.3 million, $2.0 million and $0, respectively, of secured debt and $0, $789.6 million, $0.1 million and $2.8 million, respectively, of senior unsecured debt. See also Note 5 to the consolidated financial statements of Cintas incorporated by reference into this prospectus supplement.
Guarantees
      Cintas and the subsidiary guarantors fully and unconditionally guarantee, jointly and severally, on a senior unsecured basis, to each holder and the trustee, the full and prompt performance of our obligations under the indenture and the notes, including the payment of principal of and premium, if any, and interest on the notes. The subsidiary guarantors consist of all of the direct and indirect wholly-owned subsidiaries of Cintas that are guarantors of our revolving credit facility organized in any jurisdiction in the United States, which we refer to as domestic subsidiaries, subject to release as described below.
      Each subsidiary guarantee will be limited to an amount not to exceed the maximum amount that may be guaranteed by the applicable subsidiary guarantor without rendering that guarantee, as it relates to that subsidiary guarantor, voidable under applicable laws relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally.
      We and Cintas have agreed in the indenture to cause (i) any future domestic Significant Subsidiary, at the time it becomes a direct or indirect wholly-owned subsidiary of Cintas, and (ii) any present or future subsidiary of Cintas, that is not otherwise a subsidiary guarantor of the notes, that becomes a guarantor under any credit agreement, in each case, to become a subsidiary guarantor under the indenture with respect to the notes.
      Upon the sale or disposition (by merger or otherwise) of any subsidiary guarantor by Cintas or by any subsidiary of Cintas to any person that is not an affiliate of Cintas, such subsidiary guarantor will automatically be released from all obligations under its guarantee; provided, that such release shall occur if and only to the extent that all obligations of such subsidiary guarantor under all of its guarantees of, and under all of its pledges of assets or other security interests which secure indebtedness of us, Cintas or any subsidiary of Cintas also terminate upon such sale or disposition. In addition, at any time, upon our request and without the consent of the holders of the notes, any subsidiary guarantor (other than a Significant Subsidiary) may be released from all obligations under its guarantee; provided, that such release shall occur if and only to the extent that all obligations of such subsidiary guarantor under all of its guarantees of the indebtedness of us, Cintas or any other subsidiary of Cintas also terminate at the time of such release. If, upon the sale of all or substantially all of the assets of a subsidiary guarantor, or otherwise, such subsidiary guarantor is no longer a Significant Subsidiary, the guarantee of such subsidiary guarantor may be released subject to the conditions set forth in the immediately preceding sentence.
Certain Covenants
      Except as set forth herein, neither we, Cintas or any other subsidiary of Cintas are restricted by the indenture from incurring any type of indebtedness or other obligation, from selling all or substantially all of the assets of a subsidiary, from paying dividends or making distributions on our or their capital stock or purchasing or redeeming our or their capital stock.

Limitations on Liens
      The indenture provides that we and the guarantors will not, and will not permit any Subsidiary to, create, assume, incur or suffer to exist any Lien other than Permitted Liens, the exempted Liens and sale-leaseback transactions described below upon any Principal Property or upon any shares of Capital Stock or Debt of any Subsidiary owning or leasing any Principal Property, whether owned or leased on the date of the indenture or thereafter acquired, to secure any Debt incurred or guaranteed by us, the guarantors or any Subsidiary (other than the notes), without in any such case making effective provision whereby all of the notes outstanding (together with, if we so determine, any other Debt or guarantee thereof by us or the guarantors ranking equally with the notes) shall be secured equally and ratably with, or prior to, such Debt so long as such Debt shall be so secured.

Restriction on Sale-Leasebacks
      The indenture provides that, except as described below under “— Exempted Liens and Sale-Leaseback Transactions,” we and the guarantors will not, and will not permit any Subsidiary to, engage in the sale or transfer by us, the guarantors or any Subsidiary of any Principal Property to a person (other than Cintas or a Subsidiary) and the taking back by Cintas or any Subsidiary, as the case may be, of a lease of such Principal Property, unless:

(1)	such sale-leaseback transaction involves a lease for a period, including renewals, of not more than three years; or

(2)	we, the guarantors or such Subsidiary, within a one-year period after such sale-leaseback transaction, apply or cause to be applied an amount not less than the net proceeds from such sale-leaseback transaction to the prepayment, repayment, redemption, reduction or retirement (other than pursuant to any mandatory sinking fund, redemption or prepayment provision) of Funded Debt.

Exempted Liens and Sale-Leaseback Transactions
      Notwithstanding the foregoing restrictions on Liens and sale-leaseback transactions, the indenture provides that we and the guarantors may, and may permit any Subsidiary to, create, assume, incur, or suffer to exist any Lien other than a Permitted Lien upon any Principal Property or upon any shares of Capital Stock or Debt of any Subsidiary owning or leasing any Principal Property to secure Debt incurred or guaranteed by Cintas or any Subsidiary (other than the notes) or effect any sale-leaseback transaction of a Principal Property that is not excepted by clauses (1) or (2) of the paragraph under “— Restriction On Sale-Leasebacks” above without equally and ratably securing the notes provided that, after giving effect thereto, the aggregate principal amount of outstanding Debt (other than the notes) secured by Liens other than Permitted Liens upon Principal Property and/or upon such shares of Capital Stock or Debt plus the Attributable Debt from sale-leaseback transactions of Principal Property not so excepted, do not exceed 15% of Consolidated Net Worth.

Certain Definitions
      Certain terms used in this section “Description of Notes” and not previously defined are defined in the indenture as follows:
      “Attributable Debt” means, as to any particular lease at any date as of which the amount thereof is to be determined, the total net amount of rent (discounted from the respective due dates thereof at the rate per annum set forth or implicit in the terms of such lease, compounded semiannually) required to be paid by the lessee under such lease during the remaining term thereof. The net amount of rent required to be paid under any such lease for any such period shall be the total scheduled amount of the rent payable by the lessee with respect to such period, but may exclude amounts required to be paid on account of maintenance and repairs, insurance, taxes, assessments, water rates and similar charges. In the case of any lease that is terminable by the lessee upon the payment of a penalty or other termination payment, such amount shall be the amount determined assuming termination upon the first date such lease may be terminated (in which case the amount shall also include the amount of the penalty or termination payment, but no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated).
      “Consolidated Net Worth” means at any time the consolidated stockholders’ equity of Cintas and its Subsidiaries calculated on a consolidated basis as of such time.
      “Debt” means indebtedness for borrowed money.

      “Funded Debt” means Debt having a maturity of more than 12 months from the date as of which the amount thereof is to be determined or having a maturity of less than 12 months but by its terms being renewable or extendible beyond 12 months from such date at the option of the obligor.
      “GAAP” with respect to any computation required or permitted under the indenture means generally accepted accounting principles in the United States of America at the date or time of such computation.
      “Lien” means and includes any mortgage, pledge, lien, security interest, conditional sale or other title retention agreement or other similar encumbrance.
      “Permitted Liens” means:

(1)	Liens for taxes, assessments or governmental charges or levies on property if the same shall not at the time be delinquent or thereafter can be paid without penalty, or are being contested in good faith and by appropriate proceedings and for which adequate reserves shall have been established in accordance with GAAP.

(2)	Liens imposed by law, such as landlord’s, carriers’, warehousemen’s and mechanics’ Liens and other similar Liens arising in the ordinary course of business that secure payment of obligations not more than 60 days past due or that are being contested in good faith by appropriate proceedings, and for which adequate reserves have been set aside in accordance with GAAP.

(3)	Liens arising out of pledges or deposits under worker’s compensation laws, unemployment insurance, old age pensions, or other social security or retirement benefits, or similar legislation (other than Liens in favor of the Pension Benefit Guaranty Corporation) or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Debt) or leases or subleases to which we, Cintas or any other subsidiary of Cintas is a party, or deposits to secure public or statutory obligations of us, Cintas or any other subsidiary of Cintas or deposits of cash or United States government bonds to secure surety or appeal bonds to which we, Cintas or any other subsidiary of Cintas is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case incurred in the ordinary course of business.

(4)	Utility easements, building restrictions and such other encumbrances or charges against real property as are of a nature generally existing with respect to properties of a similar character and that do not in any material way affect the marketability of the same or interfere with the use thereof in the business of Cintas or its subsidiaries.

(5)	Liens existing on the date hereof, provided that no increase in the principal amount secured thereby is permitted.

(6)	Liens on property or assets of any Person existing at the time such Person becomes a subsidiary or is merged with or into or consolidated with us, Cintas or any other subsidiary of Cintas, or at the time of a sale, lease or other disposition of the properties of a Person as an entirety or substantially as an entirety to us, Cintas or any other subsidiary of Cintas or arising thereafter pursuant to contractual commitments entered into prior to and not in contemplation of such Person becoming a Subsidiary and not in contemplation of any such merger or consolidation or any such sale, lease or other disposition; provided that such Liens shall not extend to our property or assets or any other property or assets of Cintas or any other subsidiary of Cintas.

(7)	Liens on our property or assets or any other property or assets of Cintas or any other subsidiary of Cintas existing at the time of acquisition thereof (including acquisitions through merger or consolidation); provided that such Liens were in existence prior to and were not created in contemplation of such acquisition and shall not extend to our property or assets or any other property or assets of Cintas or any other subsidiary of Cintas.

(8)	Any extension, renewal or replacement (or successive extensions, renewals or replacements) in whole or in part of any Lien referred to in the foregoing clauses; provided, however, that the principal amount of Debt so secured thereby shall not exceed the principal amount of Debt so secured prior to such extension, renewal or replacement and that such extension, renewal or replacement Lien shall be limited to all or a part of the assets that secured the Lien so extended, renewed or replaced (plus improvements and construction on such real property).

      “Principal Property” means, whether owned or leased on the date of the indenture or thereafter acquired, each manufacturing or processing plant or facility of ours, any guarantor or any of their respective subsidiaries located in the United States of America.
      “Significant Subsidiary” means at any date of determination, any Subsidiary of Cintas that, together with its Subsidiaries, (i) for Cintas’ most recent fiscal quarter, accounted for more than 15% of the consolidated revenues of Cintas and its subsidiaries or (ii) as of the end of such fiscal quarter, was the owner of more than 25% of the consolidated assets of Cintas.
      “Significant Subsidiary Guarantor” means any subsidiary guarantor that is a Significant Subsidiary.
      “Subsidiary” means any corporation, limited liability company or other business entity of which more than 50% of the total voting power of the equity interests entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof or any partnership of which more than 50% of the partnership interests (considering all general and limited partnership interests as a single class) is, in each case, at the time owned or controlled, directly or indirectly, by Cintas, one or more of the Subsidiaries of Cintas, or combination thereof.
Merger, Consolidation or Sale of Assets
      The indenture provides that Cintas may not, and will not permit any Subsidiary, including us, to consolidate with or merge with or into, or sell, lease, convey all or substantially all of its assets to, another Person unless:

(1)	in the case of Cintas or Cintas No. 2, the resulting, surviving or transferee Person is either Cintas, or, as the case may be, Cintas No. 2, or is a corporation organized and existing under the laws of the United States, any state or the District of Columbia and assumes by supplemental indenture all of Cintas’ or our obligations, as the case may be, under the indenture and the guarantee or the notes, as the case may be;

(2)	in the case of a Significant Subsidiary Guarantor, the resulting, surviving or transferee Person is Cintas, Cintas No. 2 or another subsidiary guarantor, or, subject to satisfaction of the conditions to release described under “— Guarantees” above, any other Person and assumes by supplemental indenture all of such Significant Subsidiary Guarantor’s obligations under the indenture and the guarantee of the notes;

(3)	in the case of a Subsidiary other than a Significant Subsidiary Guarantor, in any such transaction involving Cintas, Cintas No. 2 or a subsidiary guarantor, Cintas, Cintas No. 2 or the subsidiary guarantor, as the case may be, is the resulting surviving or transferee Person;

(4)	immediately after giving effect to the transaction, no Event of Default, or event that with notice or lapse of time, or both, would be an Event of Default, has occurred and is continuing;

(5)	the guarantees shall remain in full force and effect (subject to release in accordance with the conditions described under “— Guarantees” above); and

(6)	an officers’ certificate and legal opinion covering these conditions shall be delivered to the trustee.
      The successor will be substituted, if applicable, for the applicable party to the indenture with the same effect as if it had been an original party to the indenture. Thereafter, the successor may exercise the rights and powers of such party under the indenture.

Events of Default
      Each of the following will be an Event of Default under the indenture with respect to the notes:

(1)	default in any payment of interest on any note when due, continued for 30 days;

(2)	default in the payment of principal of or premium, if any, on any note when due at its stated maturity, upon optional redemption, upon declaration or otherwise;

(3)	failure by us or any guarantor to comply for 60 days after notice with the other agreements contained in the indenture or the notes;

(4)	any guarantee in respect of the notes by Cintas or a Significant Subsidiary Guarantor shall for any reason cease to be, or be asserted in writing by any guarantor thereof or us not to be, in full force and effect, and enforceable in accordance with its terms (other than by reason of the termination of the indenture or the release of any such guarantee in accordance with the terms of the indenture); provided, however, that if we or any guarantor asserts in writing that any such guarantee is not in full force and effect and enforceable in accordance with its terms, such assertion shall not constitute an Event of Default for purposes of this paragraph if (i) such written assertion is accompanied by an opinion of counsel to the effect that, as a matter of law, the defect or defects rendering such guarantee unenforceable can be remedied within 10 days of the date of such assertion, (ii) we or such guarantor delivers an officers’ certificate to the effect that we or such guarantor represents that such defect or defects shall be so remedied within such 10-day period, and (iii) such defect or defects are in fact so remedied within such 10-day period; provided, that any reduction in the maximum amount of any such guarantee as a result of fraudulent conveyance or similar law shall not be deemed an Event of Default; and

(5)	certain events of bankruptcy, insolvency or reorganization of us, Cintas or any Significant Subsidiary Guarantor.
However, a default under clause (3) of this paragraph will not constitute an Event of Default until the trustee or the holders of 25% in principal amount of the outstanding notes notify us and the guarantors, by registered or certified mail, of the default and such default is not cured within the time specified in clause (3) of this paragraph after receipt of such notice.
      If an Event of Default (other than an Event of Default described in clause (5) above) occurs and is continuing, the trustee by written notice to us or the holders of at least 25% in principal amount of the outstanding notes by written notice to us and the trustee, may, and the trustee at the request of such holders shall, declare the principal of, premium, if any, and accrued and unpaid interest, if any, on all the notes to be due and payable. Upon such a declaration, such principal, premium and accrued and unpaid interest will be due and payable immediately. If an Event of Default described in clause (5) above occurs and is continuing, the principal of, premium, if any, and accrued and unpaid interest on all the notes will become and be immediately due and payable without any declaration or other act on the part of the trustee or any holders. The holders of a majority in aggregate principal amount of the outstanding notes may waive all past defaults (except with respect to nonpayment of principal, premium or interest and certain other defaults which require the consent of each noteholder affected) and rescind any such acceleration with respect to the notes and its consequences so long as a judgment or decree for payment of the money due has not been obtained by the trustee and all existing Events of Default, other than the nonpayment of the principal of, premium, if any, and interest on the notes that have become due solely by such declaration of acceleration, have been cured or waived.
      Subject to the provisions of the indenture relating to the duties of the trustee, if an Event of Default occurs and is continuing with respect to the notes, the trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any of the holders unless such holders have offered to the trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, or interest when due, no holder may pursue any remedy with respect to the indenture or the notes unless:

•	such holder has previously given the trustee notice that an Event of Default is continuing;

•	holders of not less than 25% in principal amount of the outstanding notes have requested the trustee in writing to pursue the remedy;

•	such holders have offered the trustee reasonable security or indemnity against any cost, liability or expense;

•	the trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

•	the holders of a majority in principal amount of the outstanding notes have not given the trustee a direction that is inconsistent with such written request within such 60-day period.
      Subject to certain restrictions, the holders of a majority in principal amount of the outstanding notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or of exercising any trust or power conferred on the trustee. The trustee, however, may refuse to follow any direction that conflicts with law or the indenture or that the trustee determines is unduly prejudicial to the rights of any other holder or that would involve the trustee in personal liability. Prior to taking any action under the indenture, the trustee will be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.
      The holders of any note, however, will have an absolute right to receive payment of the principal of, and premium, if any, and interest on, such note as expressed therein and to institute suit for the enforcement of such payment.
      The indenture provides that if a default occurs and is continuing with respect to the notes and is known to the trustee, the trustee must mail to each holder of notes notice of the default within 90 days after it occurs. Except in the case of a default in the payment of principal of, premium, if any, or interest on any note, the trustee may withhold notice if the trustee determines that withholding notice is in the interests of the holders. In addition, we are required to deliver to the trustee, within 120 days after the end of each fiscal year, a statement indicating whether the signers thereof know of any default that occurred during the previous year.
Modification, Amendments and Waivers
      Modifications and amendments of the indenture may be made by us and the trustee with the consent of the holders of a majority in principal amount of the notes (including the notes) then outstanding under the indenture (including consents obtained in connection with a tender offer or exchange offer for the notes). However, without the consent of each holder of an outstanding note affected, no amendment may, among other things:

•	reduce the amount of notes whose holders must consent to an amendment;

•	reduce the stated rate of or extend the stated time for payment of interest on any note;

•	reduce the principal of or change the stated maturity of any note;

•	reduce the amount payable upon the redemption of any note or change the time at which any note may be redeemed;

•	make any note payable in money other than that stated in the note;

•	modify or affect in any manner adverse to holders the terms and conditions of the obligations of the guarantors in respect of the due and punctual payment of principal of, or premium, if any, or interest on the notes;

•	impair the right of any holder or to institute suit for the enforcement of any payment on or with respect to such holder’s notes; or

•	make any change in the amendment provisions that require each holder’s consent or in the waiver provisions.
      The holders of a majority in aggregate principal amount of the outstanding notes, on behalf of all holders of notes, may waive compliance by the guarantors or us with certain restrictive provisions of the indenture. The holders of a majority in aggregate principal amount of the notes, on behalf of all holders of notes, may waive any past default under the indenture (including any such waiver obtained in connection with a tender offer or exchange offer for the notes), except a default in the payment of principal, premium or interest or a default in respect of a provision that under the indenture that cannot be modified or amended without the consent of the holder of each note that is affected.
      Without the consent of any holder, the trustee and we may amend the indenture to among other things:

•	cure any ambiguity, omission, defect or inconsistency or to make any other provisions with respect to matters or questions arising under the indenture that will not adversely affect the interests of the holders of any notes in any material respect;

•	provide for the assumption by a successor of our or a guarantor’s obligations under the indenture;

•	provide for a successor trustee with respect to the notes;

•	add additional guarantees with respect to the notes;

•	add any additional Events of Default;

•	secure the notes;

•	add to the covenants of the guarantors or us for the benefit of the holders or surrender any right or power conferred upon the guarantors or us;

•	make any change that does not adversely affect the rights of any holder; or

•	comply with any requirement of the SEC in connection with the qualification of the indenture under the Trust Indenture Act.
      The consent of the holders is not necessary under the indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment. After an amendment under the indenture becomes effective, we are required to mail to the holders a notice briefly describing such amendment. However, the failure to give such notice to all the holders, or any defect therein, will not impair or affect the validity of the amendment.
Discharge, Defeasance and Covenant Defeasance
      We may discharge certain obligations to holders of the notes that have not already been delivered to the trustee for cancellation and that either have become due and payable or will be come due and payable within one year (or scheduled for redemption within one year) by irrevocably depositing with the trustee, in trust, funds in an amount sufficient to pay the entire indebtedness of the notes in respect of principal and interest to the date of such deposit (if such notes have become due and payable) or to the stated maturity or redemption date, as the case may be.
      The indenture provides that we may elect either (i) to defease and discharge ourselves and the guarantors from any and all obligations with respect to the notes (except for the obligations to register the transfer or exchange of the notes, to replace mutilated, destroyed, lost or stolen notes, to compensate and reimburse the trustee, to maintain an office or agency in respect of the notes and to hold moneys for payment in trust) (“defeasance”) or (ii) to release ourselves and the guarantors from the obligations with respect to the notes under the provisions of the indenture described under “— Certain Covenants — Limitations on Liens” and “— Restriction on Sale-Leasebacks,” and any omission to comply with such obligations shall not constitute a default or an Event of Default with respect to the notes (“covenant defeasance”), in either case upon the irrevocable deposit by us or the guarantors with the trustee, in trust, of cash or U.S. Government Obligations (as defined below), or both, which through the scheduled payment of principal and interest in accordance with their terms will provide money in an amount sufficient to pay the principal of and premium, if any, and interest on the notes on the schedule due dates thereof.
      Such a trust may only be established if, among other things, we have delivered to the trustee a legal opinion to the effect that the holders of the notes will not recognize income, gain or loss for United States federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred, and such legal opinion, in the case of defeasance, must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable United States federal income tax laws occurring after the date of the issuance of the notes.
      “Government Obligations” means securities which are (i) direct obligations of the United States of America or the other government or governments in the confederation which issued the foreign currency in which the principal of or any premium or interest on such security or any additional amounts in respect thereof shall be payable, in each case where the payment or payments thereunder are supported by the full faith and credit of such government or governments or (ii) obligations of a person controlled or supervised by and acting as an agency or instrumentality of the United States of America or such other government or governments, in each case where the timely payment or payments thereunder are unconditionally guaranteed as a full faith and credit obligation by the United States of America, or such other government or governments, and which, in the case of (i) or (ii), are not callable or redeemable at the option of the issuer or issuers thereof, and shall also include a depositary receipt issued by a bank or trust company as custodian with respect to any such Government Obligation or a specific payment of interest on or principal of or other amount with respect to any such Government Obligation held by such custodian for the account of the holder of a depositary receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depositary receipt from any amount received by the custodian in respect of the Government Obligation or the specific payment of interest on or principal of or other amount with respect to the Government Obligation evidenced by such depositary receipt.
Concerning the Trustee
      Wachovia Bank, National Association is the trustee under the indenture, and we have also appointed Wachovia as registrar and paying agent with regard to the notes. Wachovia also serves as the trustee with respect to our 5 1/8% senior notes due 2007 and our 6% senior notes due 2012.
Governing Law
      The indenture provides that it and the notes will be governed by, and construed in accordance with, the laws of the State of New York.
Book-Entry Settlement Procedures and Form

The Global Notes
      The notes will be issued in the form of one or more registered notes in global form, without interest coupons (the “global notes”).
      Upon issuance, each of the global notes will be deposited with the trustee as custodian for DTC and registered in the name of Cede & Co., as nominee of DTC. Upon deposit of each global note with DTC’s custodian, DTC will credit portions of the principal amount of the global note to the accounts of the DTC participants. Ownership of beneficial interests in each global note will be limited to persons who have accounts with DTC (“DTC participants”), including Euroclear and Clearstream, or persons who hold interests through DTC participants.

      DTC has advised us that it is:

•	a limited-purpose trust company organized under the New York Banking Law;

•	a “banking organization” within the meaning of the New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered under Section 17A of the Exchange Act.
      DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between its participants through electronic computerized book-entry changes to the accounts of its participants. DTC’s participants include securities brokers and dealers; banks and trust companies; clearing corporations and other organizations. Indirect access to DTC’s system is also available to others such as banks, brokers, dealers and trust companies; these indirect participants clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly. Investors who are not DTC participants may beneficially own securities held by or on behalf of DTC only through DTC participants or indirect participants in DTC.
      We expect that pursuant to procedures established by DTC, upon the deposit of the global notes with DTC, DTC will credit on its book entry registration and transfer system the principal amount of notes represented by such global notes to the accounts of participants. Ownership of beneficial interests in the global notes will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the global notes will be shown on and the transfer of those ownership interests will be effected only through, records maintained by DTC (with respect to participants’ interests), the participants and the indirect participants (with respect to the owners of beneficial interests in the global note other than participants). All interests in a global note deposited with DTC are subject to the procedures and requirements of DTC.
      So long as DTC’s nominee is the registered holder of a global note, that nominee will be considered the sole owner or holder of the notes represented by that global note for all purposes under the indenture. Except as provided below, owners of beneficial interests in a global note:

•	will not be entitled to have notes represented by the global note registered in their names;

•	will not receive or be entitled to receive physical, certificated notes; and

•	will not be considered the owners or holders of the notes under the indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the trustee under the indenture.
      As a result, each investor who owns a beneficial interest in a global note must rely on the procedures of DTC to exercise any rights of a holder of notes under the indenture (and, if the investor is not a participant or an indirect participant in DTC, on the procedures of the DTC participant through which the investor owns its interest).
      Payments of principal, premium (if any) and interest with respect to the notes represented by a global note will be made by the trustee to DTC’s nominee as the registered holder of the global note. Neither we, the guarantors nor the trustee will have any responsibility or liability for the payment of amounts to owners of beneficial interests in a global note, for any aspect of the records relating to or payments made on account of those interests by DTC, or for maintaining, supervising or reviewing any records of DTC relating to those interests.
      Payments by participants and indirect participants in DTC to the owners of beneficial interests in a global note will be governed by standing instructions and customary industry practice and will be the responsibility of those participants or indirect participants and DTC. Transfers between participants in DTC will be effected under DTC’s procedures and will be settled in same-day funds.

      DTC has agreed to the above procedures to facilitate transfers of interests in the global notes among participants in those settlement systems. However, DTC is not obligated to perform these procedures and may discontinue or change these procedures at any time. Neither the guarantors, the trustee nor we will have any responsibility for the performance by DTC or its participants or indirect participants of their obligations under the rules and procedures governing their operations.
      We expect that DTC (or its nominee), upon receipt of any payment of principal of, premium, if any, or interest on the global notes will credit the accounts of their relevant participants or account holders, as applicable, with payments in amounts proportionate to their respective beneficial interests in the principal amount of the applicable global note as shown on the records of DTC (or its nominee). We also expect that payments by participants or indirect participants or account holders, as applicable, to owners of beneficial interests in the global notes held through such participants or indirect participants or account holders will be governed by standing instructions and customary practices and will be the responsibility of such participants or indirect participants or account holders, as applicable. We will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the global notes for any note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for any other aspect of the relationship between DTC and its participants or indirect participants, or the relationship between such participants or indirect participants, and the owners of beneficial interests in the global notes owning through such participants.
      All amounts payable under the notes will be payable in U.S. dollars, except as may otherwise be agreed between any applicable securities clearing system and any holders. Payments will be subject in all cases to any fiscal or other laws and regulations (including any regulations of any applicable securities clearing system) applicable thereto. None of the trustee, us, a guarantor or any of their respective agents shall be liable to any holder of a global note or other person for any commissions, costs, losses or expenses in relation to or resulting from any currency conversion or rounding effected in connection therewith. Investors may be subject to foreign exchange risks that may have important economic and tax consequences to them.
Certificated Notes
      Notes in physical, certificated form will be issued and delivered to each person that DTC identifies as a beneficial owner of the related notes only if:

•	DTC notifies us at any time that it is unwilling or unable to continue as depositary for the global notes and a successor depositary is not appointed within 90 days;

•	DTC ceases to be registered as a clearing agency under the Exchange Act and a successor depositary is not appointed within 90 days;

•	we, at our option, notify the trustee that we elect to cause the issuance of certificated notes; or

•	an Event of Default as provided in the indenture with respect to the notes should occur and be continuing.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
      The following discussion sets forth a summary of the material U.S. federal income tax considerations relating to the purchase, ownership and disposition of the notes. This summary is based on the existing provisions of the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury Regulations promulgated or proposed under the Code, judicial decisions and administrative rulings and practice, all as currently in effect and all of which are subject to differing interpretations and subject to change, possibly with retroactive effect, that could affect the U.S. federal income tax considerations described below.
      This summary does not address all of the potential U.S. federal income tax considerations that may be relevant to a particular investor’s circumstances, and does not discuss any aspect of U.S. federal tax law other than income taxation, excluding for example the U.S. federal gift tax and estate tax, and does not discuss any state, local or non-U.S. tax considerations. This discussion is applicable only to initial beneficial owners of notes who purchase notes at their “issue price,” as defined in Section 1273 of the Code, and will hold their notes as “capital assets,” within the meaning of Section 1221 of the Code (generally, property held for investment), and does not discuss the tax consequences applicable to subsequent purchasers of the notes. Furthermore, this summary does not address the tax consequences applicable to particular holders in light of their circumstances, including but not limited to:

•	holders subject to the alternative minimum tax;

•	banks, thrifts, or other financial institutions;

•	insurance companies;

•	tax-exempt organizations;

•	persons holding the notes as a position in a hedging or constructive sale transaction, “straddle,” “conversion” or other integrated transaction for U.S. federal income tax purposes;

•	partnerships or other pass-through entities;

•	certain former citizens or residents of the United States;

•	pension funds;

•	real estate investment trusts;

•	dealers in securities or currencies or traders in securities that elect to use a mark to market method of accounting for their securities holdings;

•	U.S. holders (as defined below) whose “functional currency” is not the U.S. dollar; and

•	foreign corporations subject to special rules under the Code, such as “controlled foreign corporations,” “passive foreign investment companies” and “foreign personal holding companies.”
      In addition, this discussion may not apply to the purchase, ownership or disposition of any notes issued under any “reopening” of a series of notes offered hereby and does not discuss any reporting requirements of or other consequences under the Treasury Regulations relating to certain tax shelter transactions. We have not sought, and will not seek, any rulings from the Internal Revenue Service, IRS, with respect to any matter discussed herein. The IRS may not agree with the statements made, and conclusions reached, in this discussion and may successfully assert a contrary position.
      THE DISCUSSION OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR PERSON. ALL PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES BASED ON THEIR PARTICULAR CIRCUMSTANCES.

      As used in this summary, the term “U.S. Holder” means a beneficial owner of a note that, for U.S. federal income tax purposes, is:

•	an individual citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation that is organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust, if (i) a U.S. court has authority to exercise primary supervision over the trust’s administration and one or more “United States persons,” as defined in Section 7701(a)(30) of the Code, are authorized to control all substantial decisions of the trust or (ii) it has a valid election in place to be treated as a “United States person.”
      The term “Non-U.S. Holder” means any beneficial owner of a note that is neither a U.S. Holder nor a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes.
      If a partnership, including any entity treated as a partnership for U.S. federal income tax purposes, holds notes, then the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Such partners and partnerships are urged to consult with their own tax advisors concerning the U.S. federal income tax consequences of the purchase, ownership and disposition of the notes.
U.S. Federal Income Taxation of U.S. Holders
      This discussion is a summary of the U.S. federal income tax consequences that will apply to U.S. Holders. Certain U.S. federal income tax consequences applicable to Non-U.S. Holders are described under the heading “— Non-U.S. Holders” below.

Stated Interest
      Stated interest on the notes generally will be treated as “qualified stated interest” for U.S. federal income tax purposes and will be taxable to a U.S. Holder as ordinary interest income at the time it is paid or accrued in accordance with such holder’s regular method of accounting for U.S. federal income tax purposes.

Sale, Exchange, Redemption or other Taxable Disposition of Notes
      Upon the sale, exchange, redemption or other taxable disposition of a note, a U.S. Holder generally will recognize taxable gain or loss. The amount of such gain or loss generally will be measured by the difference, if any, between the amount realized on such disposition, except to the extent any amount realized is attributable to accrued but unpaid interest, which portion will be treated as ordinary interest income, and such holder’s adjusted tax basis in the sold, exchanged, redeemed or disposed notes.
      A U.S. Holder’s adjusted tax basis in a note generally will equal such holder’s initial investment in such note, decreased by the amount of any principal payments and other payments on the note that are not deemed to be qualified stated interest payments received by such holder.
      Gain or loss recognized on the disposition of a note generally will be capital gain or loss and, if the holder held the disposed note for more than one year at the time of disposition, long-term capital gain or loss. Subject to certain exceptions, holders can not use capital losses to offset their ordinary income. To the extent that the amount realized is attributable to accrued but unpaid interest, such amount will be taxable as interest, as described under the heading “— Stated Interest” above.
U.S. Federal Taxation of Non-U.S. Holders
      The following is a summary of certain U.S. federal income and withholding tax consequences generally applicable to Non-U.S. Holders. Non-U.S. Holders are encouraged to consult their own tax advisors concerning the relevant U.S. federal, state and local and any non-U.S. tax consequences that may be relevant to their particular situations.

Interest
      Payments of principal and interest on the notes to a Non-U.S. Holder generally will be exempt from U.S. federal income and withholding tax, provided that:

•	such payments are not effectively connected with the conduct by such Non-U.S. Holder of a trade or business within the United States or, if a tax treaty applies, are not attributable to a permanent establishment or a fixed base maintained by the Non-U.S. Holder within the United States;

•	the Non-U.S. Holder does not own, actually or constructively under applicable attribution rules, 10% or more of the total combined voting power of all classes of our stock entitled to vote;

•	the Non-U.S. Holder is not a controlled foreign corporation related, directly or indirectly, to us through stock ownership or a bank receiving interest described in Section 881(c)(3)(A) of the Code; and

•	the Non-U.S. Holder provides its name and address and certifies, under penalty of perjury, on a properly executed and delivered IRS Form W-8BEN or other form, if applicable, that such holder is not a United States person for U.S. federal income tax purposes.
      The certification described in the last bullet point above may be provided by a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business. This certification may also be provided by a qualified intermediary on behalf of one or more beneficial owners or other intermediaries, provided that such qualified intermediary has entered into a withholding agreement with the IRS and other conditions are satisfied.
      A Non-U.S. Holder that is not exempt from tax under these rules generally will be subject to U.S. federal withholding tax at a gross rate of 30%, or such lower rate if provided in an applicable income tax treaty, unless the interest is effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the United States and the Non-U.S. Holder so certifies under penalty of perjury on a properly executed and delivered IRS Form W-8ECI or other applicable form. In such case, interest will be subject to U.S. federal income tax based on such Non-U.S. Holder’s net effectively connected income generally in a similar manner as if it were received by a U.S. Holder. Corporate Non-U.S. Holders receiving interest income that is effectively connected with the conduct of a trade or business within the United States may also be subject to an additional “branch profits” tax at a 30% rate or a lower rate if specified by an applicable income tax treaty.
      Non-U.S. Holders should consult applicable income tax treaties, which may provide reduced rates of, or an exemption from, U.S. federal income or withholding tax and branch profits tax. Non-U.S. Holders will be required to satisfy certification requirements in order to claim a reduction of, or exemption from, withholding tax pursuant to any applicable income tax treaties. A Non-U.S. Holder may meet these requirements by providing an IRS Form W-8BEN or appropriate substitute to us or our agent, whereby the Non-U.S. Holder certifies under penalty of perjury that it is entitled to treaty benefits and provides such Non-U.S. Holder’s U.S. taxpayer identification number.

Sale, Exchange, Redemption or Other Taxable Disposition of Notes
      A Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on any gain recognized upon the sale, exchange, redemption or other taxable disposition of a note unless:

•	the Non-U.S. Holder is an individual who is present in the United States for at least 183 days in the tax year of the sale or other disposition and certain other conditions exist; or

•	that gain is effectively connected with the conduct of a trade or business within the United States by the Non-U.S. Holder or, if required by an applicable tax treaty, is attributable to a permanent establishment or a fixed base maintained by the Non-U.S. Holder within the United States.
      A Non-U.S. Holder described in the first bullet point above will generally be subject to tax at a gross rate of 30% on the excess of all of such holder’s U.S. source gains during the tax year over any U.S. source losses during such tax year, except as otherwise required by an applicable tax treaty. A Non-U.S. Holder described in the last bullet point above will generally be required to pay U.S. federal income tax on the net gain derived from the sale or other disposition, except as otherwise required by an applicable tax treaty. If such Non-U.S. Holder is a corporation, then it may also be subject to an additional “branch profits” tax at a 30% rate or a lower rate if so specified by an applicable income tax treaty. To the extent that the amount realized on any sale, exchange, redemption or other taxable disposition of notes is attributable to accrued but unpaid interest, such amount will be treated as described under the heading “— Interest” above.
Information Reporting and Backup Withholding

U.S. Holders
      Certain non-exempt U.S. Holders will be subject to information reporting in respect of any payments that we may make or are made on our behalf on the notes and the proceeds of any sale or other disposition of the notes. In addition, such a U.S. Holder may be subject to backup withholding, currently at a rate of 28%, if the U.S. Holder fails to provide an accurate taxpayer identification number and other information, certified under penalty of perjury, or has been notified by the IRS of a failure to report all interest or dividends required to be shown on its U.S. federal income tax returns. Amounts withheld under the backup withholding rules are allowable as a refund or a credit against the U.S. Holder’s federal income tax liability upon furnishing the required information on a timely basis to the IRS. U.S. Holders should consult their tax advisors regarding the application of information reporting and backup withholding rules to their particular situations, the availability of an exemption, and the procedure for obtaining such an exemption, if applicable.

Non-U.S. Holders
      We will, if required, report to Non-U.S. Holders and to the IRS the amount of any principal and interest paid on the notes and the amount of U.S. federal withholding tax, if any, deducted from those payments. Copies of these information returns may be made available to the tax authorities of the country in which the Non-U.S. Holder resides or is organized under the provisions of a specific treaty or other agreement.
      A Non-U.S. Holder generally will not be subject to backup withholding with respect to payments of interest with respect to which either the requisite certification that the Non-U.S. Holder is not a United States person for U.S. federal income tax purposes, as described above, has been received or an exemption has been otherwise established, provided that the payor does not have actual knowledge or reason to know that the Non-U.S. Holder is a United States person for U.S. federal income tax purposes. Information reporting and, depending on the circumstances, backup withholding will apply to the payment on the sale, exchange or other disposition of notes effected within the United States or effected outside the United States through certain U.S.-related financial intermediaries, unless the Non-U.S. Holder certifies, under penalty of perjury, as to its non-U.S. status, and the payor does not have actual knowledge or reason to know that the beneficial owner is a U.S. person, or the Non-U.S. Holder otherwise establishes an exemption.
      Backup withholding does not represent an additional income tax. Amounts withheld from payments to a Non-U.S. Holder under the backup withholding rules are allowable as a refund or a credit against that holder’s U.S. federal income tax liability upon furnishing the required information on a timely basis to the IRS. Non-U.S. Holders should consult their tax advisors regarding the application of information reporting and backup withholding rules to their particular situations, the availability of an exemption, and the procedure for obtaining such an exemption, if applicable.

UNDERWRITING
      Subject to the terms and conditions set forth in an underwriting agreement by and among KeyBanc Capital Markets, a division of McDonald Investments Inc., as representative for the underwriters named in the agreement, and us, Cintas Corporation and the subsidiary guarantors, we have agreed to sell to each underwriter, and each underwriter has severally agreed to purchase from us, the principal amount of notes set forth opposite its name in the table below.

Principal
Underwriter	Amount of Notes

KeyBanc Capital Markets, a division of McDonald Investments Inc.	$162,500,000
Goldman, Sachs & Co.	37,500,000
J.P. Morgan Securities Inc.	12,500,000
Lazard Capital Markets LLC	12,500,000
NatCity Investments, Inc.	12,500,000
Wells Fargo Securities, LLC	12,500,000

Total	$250,000,000

      Under the terms of the underwriting agreement, the underwriters are committed to purchase all of the notes if any notes are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.
      We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.
      The underwriting agreement provides that the underwriters’ obligations to purchase the notes depend on the satisfaction of the conditions contained in the underwriting agreement. The conditions contained in the underwriting agreement include the requirement that the representations and warranties made by us to the underwriters are true, that there is no material change in the financial markets and that we deliver to the underwriters customary closing documents.
      The underwriters propose to offer the notes directly to the public at the public offering price set forth on the cover of this prospectus and to certain dealers at such price less a concession not in excess of 0.450% of the principal amount of the notes. The underwriters may allow, and such dealers may reallow, a concession not in excess of 0.150% of the principal amount of the notes to other dealers. If all of the notes are not sold at the public offering price, the representatives of the underwriters may change the public offering price and the other selling terms.
      The following table shows the underwriting discounts and commissions that we will pay to the underwriters.

Per note	0.750%
Total	$1,875,000
      We estimate that the total expenses related to this offering payable by us, excluding underwriting discounts and commissions, will be approximately $302,000.
      In connection with the offering of the notes, the underwriters may engage in transactions that stabilize the price of the notes, such as bids or purchases of shares in the open market while the offering is in progress to peg, fix or maintain that price. These transactions also may include short sales and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater aggregate principal amount of the notes than they are required to purchase in the offering. The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased notes sold by or for the account of such underwriter in stabilizing or short covering transactions.
      Neither we nor the underwriters makes any representation or prediction as to the effect the transactions described above may have on the price of the notes. Any of these activities may have the effect of preventing or retarding a decline in the market price of the notes. They may also cause the price of the notes to be higher than the price that would otherwise exist on the open market in the absence of these transactions. If the underwriters commence any of these transactions, they may discontinue them without notice at any time.
      The notes will not be listed on any securities exchange.
      Lazard Capital Markets LLC (“Lazard Capital Markets”) has entered into an agreement with Mitsubishi UFJ Securities (USA), Inc. (“MUS(USA)”) pursuant to which MUS(USA) provides certain advisory and/or other services to Lazard Capital Markets, including in respect of this offering. In return for the provision of such services by MUS(USA) to Lazard Capital Markets, Lazard Capital Markets will pay to MUS(USA) a mutually agreed upon fee.
      The underwriters and their affiliates have provided, and may in the future provide, various investment banking, commercial banking, financial advisory and other services to us and our affiliates for which services they have received, and may in the future receive, customary fees. In the course of their businesses, the underwriters and their affiliates may actively trade our or our affiliates’ securities or loans for their own account or for the accounts of customers, and, accordingly, the underwriters and their affiliates may at any time hold long or short positions in such securities or loans.
      KeyBank National Association, an affiliate of McDonald Investments Inc., acted as the joint lead arranger of, and is the administrative agent and a lender under, our revolving credit facility. J.P. Morgan Securities Inc. (successor by merger to Banc One Capital Markets, Inc.) acted as the joint lead arranger of, and its affiliate, JPMorgan Chase Bank, N.A. (successor by merger to Bank One, N.A.), is a lender under, our revolving credit facility. National City Bank, an affiliate of NatCity Investments, Inc., is a lender under our revolving credit facility. The Bank of Tokyo Mitsubishi UFJ, Ltd., an affiliate of MUS(USA), is co-documentation agent and a lender under our revolving credit facility. These entities have received, and will continue to receive, customary fees for their services in such capacities.
LEGAL MATTERS
      Certain legal matters, including the validity of the notes offered through this prospectus supplement, will be passed upon for us by Keating Muething & Klekamp PLL. As of July 31, 2006, members of that firm responsible for matters related to the offering beneficially owned approximately 512,954 shares of the common stock of Cintas Corporation. Certain legal matters will be passed upon for the underwriters by Jones Day.

Cintas Corporation No. 2
Senior Debt Securities
Payment of Principal, Premium, if any, and Interest Unconditionally Guaranteed,
Jointly and Severally, by Cintas Corporation and Certain Subsidiaries of
Cintas Corporation
       Cintas Corporation No. 2 may from time to time issue senior debt securities guaranteed by Cintas Corporation and certain subsidiaries of Cintas Corporation. We will provide in an accompanying prospectus supplement the specific terms of the securities. We may sell these securities to or through underwriters and also to other purchasers or through agents. We will set forth the specific terms of the plan of distribution as well as the names of any underwriters or agents in an accompanying prospectus supplement.
      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus or any accompanying prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.
      This prospectus may not be used to consummate sales of securities unless accompanied by a prospectus supplement.
August 15, 2006

      This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, utilizing a “shelf” registration process. Under this shelf registration process, we may, from time to time, sell the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities that we may offer. Each time we offer securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information; Incorporation of Documents by Reference.”
      The registration statement that contains this prospectus, including the exhibits to the registration statement, contains additional information about the debt securities offered under this prospectus. That registration statement can be read at the SEC’s web site at www.sec.gov or at the SEC’s offices mentioned under the heading “Where You Can Find More Information; Incorporation of Documents by Reference.”
      In this prospectus, unless stated otherwise or the context otherwise requires, references to:

•	“Cintas” refers to Cintas Corporation and its consolidated subsidiaries, including Cintas Corporation No. 2;

•	“we,” “us,” “our” and “Cintas No. 2” refer to Cintas Corporation No. 2, a wholly-owned subsidiary of Cintas Corporation and the issuer of any debt securities offered under this prospectus;

•	“subsidiary guarantors” refers to Cintas Corporation’s directly and indirectly wholly-owned subsidiaries, excluding Cintas Corporation No. 2, that are guarantors of Cintas No. 2’s revolving credit facility, have been organized under the laws of any jurisdiction within the United States and guarantee any debt securities offered under this prospectus; and

•	“guarantors” refers to Cintas Corporation and the subsidiary guarantors, as guarantors of debt securities offered under this prospectus.

i

THE REGISTRANTS
      Cintas provides highly specialized products and services to businesses of all types throughout the United States and Canada. Cintas’ products and services are designed to enhance its customers’ images and brand identification as well as provide a safe and efficient workplace. Cintas was founded in 1968 by Richard T. Farmer, Chairman of the Board, when he left his family’s industrial laundry business in order to develop uniform programs using an exclusive new fabric. In the early 1970s, Cintas acquired the family industrial laundry business. Over the years, Cintas developed additional products and services that complemented its core uniform business and broadened the scope of products and services available to its customers.
      The products and services provided by Cintas are as follows:

•	Uniforms and Apparel

•	Mats, Mops and Towels

•	Restroom and Hygiene Service

•	First Aid and Safety

•	Fire Protection

•	Branded Promotional Products

•	Document Shredding and Storage

•	Cleanroom Resources

•	Flame Resistant Clothing
      These products and services are provided to over 700,000 businesses all of types — from small service and manufacturing companies to major corporations that employ thousands of people. No individual customer accounts for greater than one-half of one percent of Cintas’ total revenues. As a result, the loss of one account would not have a significant financial impact on Cintas.
      Cintas classifies its business into two operating segments, Rentals and Other Services, based on the similar economic characteristics of the products and services within each segment. The Rentals operating segment reflects the rental and servicing of uniforms and other garments, mats, mops and shop towels. In addition to these rental items, Cintas also provides restroom and hygiene products and services within this segment. The Other Services operating segment consists of the direct sale of uniforms and related items, first aid, safety and fire protection products and services, document management services and branded promotional products.
      Cintas No. 2 is the principal operating subsidiary of Cintas. The revenues and assets of Cintas No. 2 comprised approximately 89% of Cintas’ total revenues for fiscal year 2006 and 57% of Cintas’ total assets as of May 31, 2006.
      Cintas Corporation is a Washington corporation, and Cintas No. 2 is a Nevada corporation. We are an indirect wholly-owned subsidiary of Cintas Corporation. Cintas Corporation’s and Cintas No. 2’s principal executive offices are located at 6800 Cintas Boulevard, P.O. Box 625737, Cincinnati, Ohio 45262-5737, and their telephone number at that address is (513) 459-1200. Cintas’ web site is located at www.cintas.com. Except for documents incorporated by reference into this prospectus, information included on or available through Cintas’ web site does not constitute a part of this prospectus or any prospectus supplement.

WHERE YOU CAN FIND MORE INFORMATION;
INCORPORATION OF DOCUMENTS BY REFERENCE
      This prospectus is a part of a registration statement filed by Cintas Corporation, Cintas No. 2 and the subsidiary guarantors under the Securities Act of 1933. The registration statement also includes additional information not contained in this prospectus.
      Cintas Corporation files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document Cintas Corporation files at the SEC’s Public Reference Room at 100 F Street N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. These SEC filings are also available to the public from the SEC’s web site at www.sec.gov.
      The SEC allows us to “incorporate by reference” into this prospectus and any prospectus supplement (as well as the related registration statement) the information Cintas Corporation files with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus as a legal matter. Information that we file later with the SEC will automatically update information in this prospectus. In all cases, you should rely on the later information over different information included in this prospectus or the prospectus supplement. We incorporate by reference Cintas Corporation’s:

•	Annual Report on Form 10-K for the fiscal year ended May 31, 2006; and

•	Current Reports on Form 8-K filed with the SEC on July 27, 2006 and July 28, 2006.
      All documents Cintas Corporation files pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the later of (1) the completion of the offering of the securities described in this prospectus and (2) if applicable, the date any underwriters stop offering securities pursuant to this prospectus will also be incorporated by reference in this prospectus from the date of filing of such documents. Upon request, we will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in this prospectus but not delivered with this prospectus.
      This information is also available on the investor relations page of our web site at www.cintas.com. Except for documents incorporated by reference into this prospectus, information included on or available through our web site does not constitute a part of this prospectus or any prospectus supplement. You may also request a copy of these filings, at no cost, by writing or telephoning us at 6800 Cintas Boulevard, P.O. Box 625737, Cincinnati, Ohio 45262-5737, Attention: William C. Gale, Senior Vice President and Chief Financial Officer, telephone: (513) 459-1200.
      You should rely only on the information provided in this prospectus and the prospectus supplement, as well as the information incorporated by reference. We have not authorized anyone to provide you with different information. You should not assume that the information in this prospectus, the prospectus supplement or any documents incorporated by reference is accurate as of any date other than the date on the front of the applicable document.

FORWARD-LOOKING STATEMENTS
      Each of this prospectus, any accompanying prospectus supplement and any documents incorporated by reference contain a number of forward-looking statements which relate to anticipated future events rather than actual present conditions or historical events. You can identify forward-looking statements because generally they include words such as “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “potential” or “continue” or the negative of those terms or other comparable terminology. Such statements are based upon current expectations of Cintas and speak only as of the date made. These statements are subject to various risks and uncertainties and other factors that could cause results to differ from those set forth in the forward-looking statements. Factors that might cause such a difference include, but are not limited to:

•	the possibility of greater than anticipated operating costs, including energy costs, and lower sales volumes;

•	the performance and costs of integration of acquisitions;

•	fluctuations in costs of materials and labor including increased medical costs;

•	costs and possible effects of union organizing activities;

•	uncertainties regarding any existing or newly-discovered expenses and liabilities related to environmental compliance and remediation;

•	the cost, results and ongoing assessment of internal control over financial reporting required by the Sarbanes-Oxley Act of 2002;

•	the initiation or outcome of litigation;

•	higher assumed sourcing or distribution costs of products;

•	the disruption of operations from catastrophic events;

•	changes in federal and state tax laws; and

•	the reactions of competitors in terms of price and service.
      All forward-looking statements address matters that involve risks and uncertainties. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in these statements. None of Cintas Corporation, Cintas No. 2 or the subsidiary guarantors have a duty to update any of the forward-looking statements after the date of this prospectus to conform them to actual results except as otherwise required by law.

RATIO OF EARNINGS TO FIXED CHARGES
      The following table sets forth the ratios of earnings to fixed charges for Cintas for the periods indicated.

	Year Ended May 31,

	2006	2005	2004	2003	2002

Ratio of earnings to fixed charges	13.4x	15.2x	14.0x	11.0x	22.5x
      The above ratios are computed on a total enterprise basis including Cintas Corporation’s consolidated subsidiaries. Earnings consist of income from continuing operations before income taxes, adjusted to exclude fixed charges (excluding capitalized interest). Fixed charges consist of interest incurred on indebtedness, the portion of operating lease rentals deemed representative of the interest factor and capitalized interest.
USE OF PROCEEDS
      Unless otherwise specified in an applicable prospectus supplement, we will use the proceeds we receive from the sale of the offered securities for general corporate purposes, which could include working capital, capital expenditures, acquisitions, refinancing of other debt or other capital transactions. Net proceeds may be temporarily invested prior to use. The precise amounts and timing of the application of proceeds will depend upon the funding requirements of Cintas at the time of issuance and the availability of other funds.

DESCRIPTION OF SENIOR DEBT SECURITIES
      The senior debt securities offered by this prospectus will be unsecured and unsubordinated obligations of Cintas No. 2. The debt securities will be fully and unconditionally guaranteed by Cintas Corporation and the subsidiary guarantors. The debt securities will be issued under an indenture among us, Cintas Corporation, the subsidiary guarantors and Wachovia Bank, National Association, as trustee. A copy of the indenture has been filed with the SEC as an exhibit to the registration statement of which this prospectus is a part.
      The following briefly summarizes the material provisions of the indenture and the debt securities, other than pricing and related terms to be disclosed in the prospectus supplement. You should read the more detailed provisions of the indenture, including the defined terms, for information that may be important to you. You should also read the particular terms of any series of debt securities, which will be described in the applicable prospectus supplement and may be different from the disclosure in this prospectus. Copies of the indenture may be obtained from Cintas or the trustee under the indenture.
      For purposes of this “Description of Senior Debt Securities” section, “Cintas” shall mean Cintas Corporation and shall not include Cintas No. 2 or the subsidiary guarantors.
General
      The indenture does not limit the aggregate principal amount of debt securities that may be issued under it and provides that debt securities may be issued in one or more series, in such form or forms, with such terms and up to the aggregate principal amount, that we may authorize from time to time. The indenture gives us broad authority to set the particular terms of each series of debt securities issued thereunder, including, without limitation, the right to modify certain of the terms contained in the indenture. Our board of directors will establish the terms of each series of debt securities, and such terms will be set forth or determined in the manner provided in one or more resolutions of the board of directors or by a supplemental indenture. All debt securities of one series need not be issued at the same time and, unless otherwise provided, a series may be reopened, without the consent of any holder, for issuances of additional debt securities of that series.
      The applicable prospectus supplement relating to any series of debt securities will describe the following terms, where applicable:

•	the title of the debt securities;

•	the percentage of the principal amount at which the debt securities will be sold and, if applicable, the method of determining the price;

•	any limit on the aggregate principal amount of the debt securities;

•	the maturity date or dates;

•	the date or dates on which principal is payable;

•	the interest rate or the method of computing the interest rate;

•	the date or dates from which any interest will accrue, or how such date or dates will be determined, and the interest payment date or dates and any related record dates;

•	the location where payments on the debt securities will be made;

•	the terms and conditions on which the debt securities may be redeemed at the option of the issuer;

•	any obligation of the issuer to redeem or purchase the debt securities pursuant to sinking fund provisions;

•	any obligation of the issuer to redeem or purchase the debt securities at the option of a holder upon the happening of any event and the terms and conditions of redemption or purchase;

•	if other than denominations of $1,000, the denominations in which debt securities may be issued;

•	whether the debt securities are to trade in book-entry form and the terms and any conditions for exchanging the global security in whole or in part for paper certificates, or vice versa;

•	if other than the principal amount, the portion of the principal amount of the debt securities payable if the maturity is accelerated;

•	any events of default not described in or deleted or modified from “— Events of Default” below;

•	any depositaries, interest rate calculation agents or other agents;

•	any material provisions of the indenture described in this prospectus that do not apply to the debt securities; and

•	any other specific terms of the debt securities.
      The debt securities of a series may be issued in the form of one or more global securities that will be deposited with a depositary or its nominees identified in the prospectus supplement relating to the debt securities. In such a case, one or more global securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of outstanding debt securities of the series to be represented by such global security or securities.
      Unless and until it is exchanged in whole or in part for debt securities in definitive registered form, a global security may not be registered for transfer or exchange except as a whole by the depositary for such global security to a nominee of the depositary and except in the circumstances described in the prospectus supplement relating to the debt securities. The specific terms of the depositary arrangement with respect to a series of debt securities will be described in the prospectus supplement relating to such series.
      If material, federal income tax consequences and other special considerations applicable to any debt securities issued at a discount will be described in the applicable prospectus supplement.
Payment and Paying Agents
      Distributions on the debt securities other than those represented by global debt securities will be made in the designated currency against surrender of the debt securities at the principal office of the paying agent. Payment will be made to the registered holder at the close of business on the record date for such payment. Interest payments will be made at the principal corporate trust office of the trustee in New York City, or by a check mailed to the holder at his registered address. Payments in any other manner will be specified in the prospectus supplement.
Optional Redemption
      The debt securities may be redeemed, at the option of Cintas No. 2, only on terms set forth in a prospectus supplement. On or after the redemption date, interest will cease to accrue on the debt securities or any portion thereof called for redemption (unless Cintas No. 2 defaults in the payment of the redemption price and accrued interest). Holders of debt securities to be redeemed will receive notice thereof by first-class mail at least 30 and not more than 60 days before the date fixed for redemption. If fewer than all of the debt securities are to be redeemed, the trustee will select the particular debt securities or portions thereof for redemption from the outstanding debt securities not previously called or in such manner as the trustee deems fair and appropriate.
      Except as set forth above, the debt securities will not be redeemable by us prior to maturity and will not be entitled to the benefit of any sinking fund.
Guarantees
      Cintas and the subsidiary guarantors will fully and unconditionally guarantee, jointly and severally, to each holder and the trustee, the full and prompt performance of our obligations under the indenture and the debt securities, including the payment of principal of and premium, if any, and interest on the debt securities. The subsidiary guarantors consist of all of the direct and indirect wholly-owned subsidiaries of Cintas that are guarantors of our revolving credit facility organized in any jurisdiction in the United States, which we refer to as domestic subsidiaries, subject to release as described below.
      Each subsidiary guarantee will be limited to an amount not to exceed the maximum amount that may be guaranteed by the applicable subsidiary guarantor without rendering that guarantee, as it relates to that subsidiary guarantor, voidable under applicable laws relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally.
      We and Cintas have agreed in the indenture to cause (i) any future domestic Significant Subsidiary, at the time it becomes a direct or indirect wholly-owned subsidiary of Cintas, and (ii) any present or future subsidiary of Cintas, that is not otherwise a subsidiary guarantor of the debt securities, that becomes a guarantor under any specified credit agreement of Cintas or Cintas No. 2, in each case, to become a subsidiary guarantor under the indenture with respect to the debt securities of each series.
      Upon the sale or disposition (by merger or otherwise) of any subsidiary guarantor by Cintas or by any subsidiary of Cintas to any person that is not an affiliate of Cintas, such subsidiary guarantor will automatically be released from all obligations under its guarantee; provided, that such release shall occur if and only to the extent that all obligations of such subsidiary guarantor under all of its guarantees of, and under all of its pledges of assets or other security interests which secure indebtedness of us, Cintas or any subsidiary of Cintas also terminate upon such sale or disposition. In addition, at any time, upon our request and without the consent of the holders of the debt securities, any subsidiary guarantor (other than a Significant Subsidiary) may be released from all obligations under its guarantee; provided, that such release shall occur if and only to the extent that all obligations of such subsidiary guarantor under all of its guarantees of the indebtedness of us, Cintas or any other subsidiary of Cintas also terminate at the time of such release. If, upon the sale of all or substantially all of the assets of a subsidiary guarantor, or otherwise, such subsidiary guarantor is no longer a Significant Subsidiary, the guarantee of such subsidiary guarantor may be released subject to the conditions set forth in the immediately preceding sentence.
Certain Covenants
      Except as set forth herein, neither we, Cintas nor any other subsidiary of Cintas are restricted by the indenture from incurring any type of indebtedness or other obligation, from selling all or substantially all of the assets of a subsidiary, from paying dividends or making distributions on our or their capital stock or purchasing or redeeming our or their capital stock. In addition, the indenture does not contain any provisions that would require us, Cintas or any other subsidiary of Cintas to repurchase or redeem or otherwise modify the terms of any of the debt securities upon a change in control or other events involving us, Cintas, or any other subsidiary of Cintas, which may adversely affect the creditworthiness of the debt securities.
      Capitalized terms used in this “Description of Senior Debt Securities” section without definitions are defined under “— Certain Definitions” below.

Limitations on Liens
      The indenture provides that we and the guarantors will not, and will not permit any Subsidiary to, create, assume, incur or suffer to exist any Lien other than Permitted Liens, the exempted Liens and sale-leaseback transactions described below upon any Principal Property or upon any shares of Capital Stock or Debt of any Subsidiary owning or leasing any Principal Property, whether owned or leased on the date of the indenture or thereafter acquired, to secure any Debt incurred or guaranteed by us, the guarantors or any Subsidiary (other than the debt securities), without in any such case making effective provision whereby all of the debt securities outstanding (together with, if we so determine, any other Debt or guarantee thereof by us or the guarantors ranking equally with the debt securities) shall be secured equally and ratably with, or prior to, such Debt so long as such Debt shall be so secured.

Restriction on Sale-Leasebacks
      The indenture provides that, except as described below under “— Exempted Liens and Sale-Leaseback Transactions,” we and the guarantors will not, and will not permit any Subsidiary to, engage in the sale or transfer by us, the guarantors or any Subsidiary of any Principal Property to a person (other than Cintas or a Subsidiary) and the taking back by Cintas or any Subsidiary, as the case may be, of a lease of such Principal Property, unless:

(1) such sale-leaseback transaction involves a lease for a period, including renewals, of not more than three years; or

(2) we, the guarantors or such Subsidiary, within a one-year period after such sale-leaseback transaction, apply or cause to be applied an amount not less than the net proceeds from such sale-leaseback transaction to the prepayment, repayment, redemption, reduction or retirement (other than pursuant to any mandatory sinking fund, redemption or prepayment provision) of Funded Debt.

Exempted Liens and Sale-Leaseback Transactions
      Notwithstanding the foregoing restrictions on Liens and sale-leaseback transactions, the indenture provides that we and the guarantors may, and may permit any Subsidiary to, create, assume, incur, or suffer to exist any Lien other than a Permitted Lien upon any Principal Property or upon any shares of Capital Stock or Debt of any Subsidiary owning or leasing any Principal Property to secure Debt incurred or guaranteed by Cintas or any Subsidiary (other than the debt securities) or effect any sale-leaseback transaction of a Principal Property that is not excepted by clauses (1) or (2) of the paragraph under “— Restriction On Sale-Leasebacks” above without equally and ratably securing the debt securities provided that, after giving effect thereto, the aggregate principal amount of outstanding Debt (other than the debt securities) secured by Liens other than Permitted Liens upon Principal Property and/or upon such shares of Capital Stock or Debt plus the Attributable Debt from sale-leaseback transactions of Principal Property not so excepted, do not exceed 15% of Consolidated Net Worth.

Certain Definitions
      Certain terms used in this section are defined in the indenture as follows:
      “Attributable Debt” means, as to any particular lease at any date as of which the amount thereof is to be determined, the total net amount of rent (discounted from the respective due dates thereof at the rate per annum set forth or implicit in the terms of such lease, compounded semiannually) required to be paid by the lessee under such lease during the remaining term thereof. The net amount of rent required to be paid under any such lease for any such period shall be the total scheduled amount of the rent payable by the lessee with respect to such period, but may exclude amounts required to be paid on account of maintenance and repairs, insurance, taxes, assessments, water rates and similar charges. In the case of any lease that is terminable by the lessee upon the payment of a penalty or other termination payment, such amount shall be the amount determined assuming termination upon the first date such lease may be terminated (in which case the amount shall also include the amount of the penalty or termination payment, but no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated).
      “Capital Stock” means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated) in the equity interests of such Person, including without limitation, (i) with respect to a corporation, common stock, preferred stock and any other capital stock, (ii) with respect to a partnership, partnership interests (whether general or limited), and (iii) with respect to a limited liability company, limited liability company interests.
      “Consolidated Net Worth” means at any time the consolidated stockholders’ equity of Cintas and its Subsidiaries calculated on a consolidated basis as of such time.
      “Debt” means indebtedness for borrowed money.

      “Funded Debt” means Debt having a maturity of more than 12 months from the date as of which the amount thereof is to be determined or having a maturity of less than 12 months but by its terms being renewable or extendible beyond 12 months from such date at the option of the obligor.
      “GAAP” with respect to any computation required or permitted under the indenture means generally accepted accounting principles in the United States of America at the date or time of such computation.
      “Lien” means and includes any mortgage, pledge, lien, security interest, conditional sale or other title retention agreement or other similar encumbrance.
      “Permitted Liens” means:

(1) Liens for taxes, assessments or governmental charges or levies on property if the same shall not at the time be delinquent or thereafter can be paid without penalty, or are being contested in good faith and by appropriate proceedings and for which adequate reserves shall have been established in accordance with GAAP.

(2) Liens imposed by law, such as landlord’s, carriers’, warehousemen’s and mechanics’ Liens and other similar Liens arising in the ordinary course of business that secure payment of obligations not more than 60 days past due or that are being contested in good faith by appropriate proceedings, and for which adequate reserves have been set aside in accordance with GAAP.

(3) Liens arising out of pledges or deposits under worker’s compensation laws, unemployment insurance, old age pensions, or other social security or retirement benefits, or similar legislation (other than Liens in favor of the Pension Benefit Guaranty Corporation) or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Debt) or leases or subleases to which we, Cintas or any other subsidiary of Cintas is a party, or deposits to secure public or statutory obligations of us, Cintas or any other subsidiary of Cintas or deposits of cash or United States government bonds to secure surety or appeal bonds to which we, Cintas or any other subsidiary of Cintas is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case incurred in the ordinary course of business.

(4) Utility easements, building restrictions and such other encumbrances or charges against real property as are of a nature generally existing with respect to properties of a similar character and that do not in any material way affect the marketability of the same or interfere with the use thereof in the business of Cintas or its subsidiaries.

(5) Liens existing on the date hereof, provided that no increase in the principal amount secured thereby is permitted.

(6) Liens on property or assets of any Person existing at the time such Person becomes a subsidiary or is merged with or into or consolidated with us, Cintas or any other subsidiary of Cintas, or at the time of a sale, lease or other disposition of the properties of a Person as an entirety or substantially as an entirety to us, Cintas or any other subsidiary of Cintas or arising thereafter pursuant to contractual commitments entered into prior to and not in contemplation of such Person becoming a Subsidiary and not in contemplation of any such merger or consolidation or any such sale, lease or other disposition; provided that such Liens shall not extend to our property or assets or any other property or assets of Cintas or any other subsidiary of Cintas.

(7) Liens on our property or assets or any other property or assets of Cintas or any other subsidiary of Cintas existing at the time of acquisition thereof (including acquisitions through merger or consolidation); provided that such Liens were in existence prior to and were not created in contemplation of such acquisition and shall not extend to our property or assets or any other property or assets of Cintas or any other subsidiary of Cintas.

(8) Any extension, renewal or replacement (or successive extensions, renewals or replacements) in whole or in part of any Lien referred to in the foregoing clauses; provided, however, that the principal amount of Debt so secured thereby shall not exceed the principal amount of Debt so secured prior to such extension, renewal or replacement and that such extension, renewal or replacement Lien shall be limited to all or a part of the assets that secured the Lien so extended, renewed or replaced (plus improvements and construction on such real property).

      “Person” means any individual, corporation, partnership, association, joint venture, trust or any other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.
      “Principal Property” means, whether owned or leased on the date of the indenture or thereafter acquired, each manufacturing or processing plant or facility of ours, any guarantor or any of their respective subsidiaries located in the United States of America.
      “Significant Subsidiary” means at any date of determination, any Subsidiary of Cintas that, together with its Subsidiaries, (i) for Cintas’ most recent fiscal quarter, accounted for more than 15% of the consolidated revenues of Cintas and its subsidiaries or (ii) as of the end of such fiscal quarter, was the owner of more than 25% of the consolidated assets of Cintas.
      “Significant Subsidiary Guarantor” means any subsidiary guarantor that is a Significant Subsidiary.
      “Subsidiary” means any corporation, limited liability company or other business entity of which more than 50% of the total voting power of the equity interests entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof or any partnership of which more than 50% of the partnership interests (considering all general and limited partnership interests as a single class) is, in each case, at the time owned or controlled, directly or indirectly, by Cintas, one or more of the Subsidiaries of Cintas, or combination thereof.
Merger, Consolidation or Sale of Assets
      The indenture provides that Cintas may not, and will not permit any Subsidiary, including us, to consolidate with or merge with or into, or sell, lease, convey all or substantially all of its assets to, another Person unless:

(1) in the case of Cintas or Cintas No. 2, the resulting, surviving or transferee Person is either Cintas, or, as the case may be, Cintas No. 2, or is a corporation organized and existing under the laws of the United States, any state or the District of Columbia and assumes by supplemental indenture all of Cintas’ or our obligations, as the case may be, under the indenture and the guarantee or the debt securities, as the case may be;

(2) in the case of a Significant Subsidiary Guarantor, the resulting, surviving or transferee Person is Cintas, Cintas No. 2 or another subsidiary guarantor, or, subject to satisfaction of the conditions to release described under “— Guarantees” above, any other Person, and assumes by supplemental indenture all of such Significant Subsidiary Guarantor’s obligations under the indenture and the guarantee of the debt securities;

(3) in the case of a Subsidiary other than a Significant Subsidiary Guarantor, in any such transaction involving Cintas, Cintas No. 2 or a subsidiary guarantor, Cintas, Cintas No. 2 or the subsidiary guarantor, as the case may be, is the resulting surviving or transferee Person;

(4) immediately after giving effect to the transaction, no Event of Default, or event that with notice or lapse of time, or both, would be an Event of Default, has occurred and is continuing;

(5) the guarantees shall remain in full force and effect (subject to release in accordance with the conditions described under “— Guarantees” above); and

(6) an officers’ certificate and legal opinion covering these conditions shall be delivered to the trustee.
      The successor will be substituted, if applicable, for the applicable party to the indenture with the same effect as if it had been an original party to the indenture. Thereafter, the successor may exercise the rights and powers of such party under the indenture.

Events of Default
      Each of the following will be an Event of Default under the indenture with respect to the debt securities of each series:

(1) default in any payment of interest on any debt security of such series when due, continued for 30 days;

(2) default in the payment of principal of or premium, if any, on any debt security of such series when due at its stated maturity, upon optional redemption, upon declaration or otherwise;

(3) failure by us or any guarantor to comply for 60 days after notice with the other agreements contained in the indenture or the notes;

(4) there occurs with respect to any issue or issues of Debt of Cintas or any of its Subsidiaries, including us (including an Event of Default under any other series of securities), having an outstanding principal amount of $25,000,000 or more in the aggregate for all such issues of all such Persons, whether such Debt exists on the date of the indenture or is thereafter created, (i) an event of default that has caused the holder thereof to declare such Debt to be due and payable prior to its stated maturity and such Debt has not been discharged in full or such acceleration has not been rescinded or annulled within 30 days of such acceleration and/or (ii) the failure to make a principal payment at the final (but not any interim) fixed maturity and such defaulted payment shall not have been made, waived or extended within 30 days of such payment default;

(5) any guarantee in respect of the debt securities by Cintas or a Significant Subsidiary Guarantor shall for any reason cease to be, or be asserted in writing by any guarantor thereof or us not to be, in full force and effect, and enforceable in accordance with its terms (other than by reason of the termination of the indenture or the release of any such guarantee in accordance with the terms of the indenture), provided, however, that if we or any guarantor asserts in writing that any such guarantee is not in full force and effect and enforceable in accordance with its terms, such assertion shall not constitute an Event of Default for purposes of this paragraph if (i) such written assertion is accompanied by an opinion of counsel to the effect that, as a matter of law, the defect or defects rendering such guarantee unenforceable can be remedied within 10 days of the date of such assertion, (ii) we or such guarantor delivers an officers’ certificate to the effect that we or such guarantor represents that such defect or defects shall be so remedied within such 10-day period, and (iii) such defect or defects are in fact so remedied within such 10-day period; provided, that any reduction in the maximum amount of any such guarantee as a result of fraudulent conveyance or similar law shall not be deemed an Event of Default; and

(6) certain events of bankruptcy, insolvency or reorganization of us, Cintas or any Significant Subsidiary Guarantor.
      However, a default under clause (3) of this paragraph will not constitute an Event of Default until the trustee or the holders of 25% in principal amount of the outstanding debt securities of such series notify us and the guarantors, by registered or certified mail, of the default and such default is not cured within the time specified in clause (3) of this paragraph after receipt of such notice.
      If an Event of Default (other than an Event of Default described in clause (6) above) occurs and is continuing, the trustee by written notice to us or the holders of at least 25% in principal amount of the outstanding debt securities of such series by written notice to us and the trustee, may, and the trustee at the request of such holders shall, declare the principal of, premium, if any, and accrued and unpaid interest, if any, on all the debt securities of such series to be due and payable. Upon such a declaration, such principal, premium and accrued and unpaid interest will be due and payable immediately. If an Event of Default described in clause (6) above occurs and is continuing, the principal of, premium, if any, and accrued and unpaid interest on all the debt securities of such series will become and be immediately due and payable without any declaration or other act on the part of the trustee or any holders. The holders of a majority in aggregate principal amount of the outstanding debt securities of such series may waive all past defaults

(except with respect to nonpayment of principal, premium or interest and certain other defaults which require the consent of each noteholder affected) and rescind any such acceleration with respect to the debt securities and its consequences so long as a judgment or decree for payment of the money due has not been obtained by the trustee and all existing Events of Default, other than the nonpayment of the principal of, premium, if any, and interest on the debt securities of such series that have become due solely by such declaration of acceleration, have been cured or waived.
      Subject to the provisions of the indenture relating to the duties of the trustee, if an Event of Default occurs and is continuing with respect to a series of debt securities, the trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any of the holders unless such holders have offered to the trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, or interest when due, no holder may pursue any remedy with respect to the indenture or the debt securities unless:

•	such holder has previously given the trustee notice that an Event of Default is continuing;

•	holders of not less than 25% in principal amount of the outstanding debt securities of such series have requested the trustee in writing to pursue the remedy;

•	such holders have offered the trustee reasonable security or indemnity against any cost, liability or expense;

•	the trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

•	the holders of a majority in principal amount of the outstanding debt securities of such series have not given the trustee a direction that is inconsistent with such written request within such 60-day period.
      Subject to certain restrictions, the holders of a majority in principal amount of the outstanding debt securities of such series are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or of exercising any trust or power conferred on the trustee. The trustee, however, may refuse to follow any direction that conflicts with law or the indenture or that the trustee determines is unduly prejudicial to the rights of any other holder or that would involve the trustee in personal liability. Prior to taking any action under the indenture, the trustee will be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.
      The holders of any note, however, will have an absolute right to receive payment of the principal of, and premium, if any, and interest on, such debt security as expressed therein and to institute suit for the enforcement of such payment.
      The indenture provides that if a default occurs and is continuing with respect to a series of debt securities and is known to the trustee, the trustee must mail to each holder of debt securities of such series notice of the default within 90 days after it occurs. Except in the case of a default in the payment of principal of, premium, if any, or interest on any debt security, the trustee may withhold notice if the trustee determines that withholding notice is in the interests of the holders. In addition, we are required to deliver to the trustee, within 120 days after the end of each fiscal year, a statement indicating whether the signers thereof know of any default that occurred during the previous year.
Modification, Amendments and Waivers
      Modifications and amendments of the indenture may be made by us and the trustee with the consent of the holders of a majority in principal amount of the debt securities of a series then outstanding under the indenture (including consents obtained in connection with a tender offer or exchange offer for the debt securities). However, without the consent of each holder of an outstanding debt security affected, no amendment may, among other things:

•	reduce the amount of debt securities whose holders must consent to an amendment;

•	reduce the stated rate of or extend the stated time for payment of interest on any note;

•	reduce the principal of or change the stated maturity of any note;

•	reduce the amount payable upon the redemption of any debt security or change the time at which any debt security may be redeemed;

•	make any debt security payable in money other than that stated in the note;

•	modify or affect in any manner adverse to holders the terms and conditions of the obligations of the guarantors in respect of the due and punctual payment of principal of, or premium, if any, or interest on the notes;

•	impair the right of any holder to institute suit for the enforcement of any payment on or with respect to such holder’s notes; or

•	make any change in the amendment provisions that require each holder’s consent or in the waiver provisions.
      The holders of a majority in aggregate principal amount of the outstanding debt securities of each series, on behalf of all holders of debt securities of such series, may waive compliance by the guarantors or us with certain restrictive provisions of the indenture. The holders of a majority in aggregate principal amount of the debt securities of each series, on behalf of all holders of such series, may waive any past default under the indenture (including any such waiver obtained in connection with a tender offer or exchange offer for the debt securities), except a default in the payment of principal, premium or interest or a default in respect of a provision that under the indenture that cannot be modified or amended without the consent of the holder of each debt security that is affected.
      Without the consent of any holder, the trustee and we may amend the indenture to among other things:

•	cure any ambiguity, omission, defect or inconsistency or to make any other provisions with respect to matters or questions arising under the indenture that will not adversely affect the interests of the holders of any debt securities in any material respect;

•	provide for the assumption by a successor of our or a guarantor’s obligations under the indenture;

•	provide for a successor trustee with respect to the debt securities of each series;

•	add additional guarantees with respect to the notes;

•	add any additional Events of Default;

•	secure the notes;

•	add to the covenants of the guarantors or us for the benefit of the holders or surrender any right or power conferred upon the guarantors or us;

•	make any change that does not adversely affect the rights of any holder; or

•	comply with any requirement of the SEC in connection with the qualification of the indenture under the Trust Indenture Act.
      The consent of the holders is not necessary under the indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment. After an amendment under the indenture becomes effective, we are required to mail to the holders a notice briefly describing such amendment. However, the failure to give such notice to all the holders, or any defect therein, will not impair or affect the validity of the amendment.

Concerning the Trustee
      Wachovia Bank, National Association is the trustee under the indenture, and we have also appointed Wachovia as registrar and paying agent with regard to the debt securities. Wachovia also serves as trustee with respect to our 5 1/8% senior notes due 2007 and our 6% senior notes due 2012.
Governing Law
      The indenture provides that it and the debt securities will be governed by, and construed in accordance with, the laws of the State of New York.
LEGAL MATTERS
      The validity of the securities offered hereby will be passed upon for us by Keating Muething & Klekamp PLL. As of July 31, 2006, members of that firm responsible for matters related to the offering beneficially owned approximately 512,954 shares of common stock of Cintas Corporation.
EXPERTS
      Ernst & Young LLP, independent registered public accounting firm, has audited Cintas Corporation’s consolidated financial statements and schedule and Cintas Corporation’s management’s assessment of the effectiveness of internal control over financial reporting, included in Cintas Corporation’s Annual Report on Form 10-K for the year ended May 31, 2006, as set forth in their reports, which are incorporated by reference in this prospectus and elsewhere in the registration statement. Cintas Corporation’s consolidated financial statements and schedules and management’s assessment are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

$250,000,000
Cintas Corporation No. 2
6.15% Senior Notes due 2036

PROSPECTUS SUPPLEMENT
August 17, 2006

KeyBanc Capital Markets
Goldman, Sachs & Co.
JPMorgan
Lazard Capital Markets
NatCity Investments, Inc.
Wells Fargo Securities